EXHIBIT 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  As fiscal 2011 represents the first year that the Company is presenting its results and financial position under IFRS, these financial statements were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 18 to the financial statements.  In addition, the following should be read in conjunction with the 2010 audited consolidated financial statements, the related MD&A, the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011, the related MD&A and the 2010 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted.  This MD&A has been prepared as of August 5, 2011.

Highlights

•
Attributable silver equivalent production for the three and six months ended June 30, 2011 of 6.2 million ounces (5.9 million ounces of silver and 6,500 ounces of gold) and 12.4 million ounces (12.0 million ounces of silver and 9,400 ounces of gold), respectively, representing an increase of 5% and 7% over the comparable periods in 2010.

•
Silver equivalent sales for the three and six months ended June 30, 2011 of 5.1 million ounces (4.9 million ounces of silver and 5,700 ounces of gold) and 10.0 million ounces (9.7 million ounces of silver and 8,200 ounces of gold), respectively, virtually unchanged compared to the comparable periods in 2010.

•	Record revenue for the three and six months ended June 30, 2011 of $194.8 million and $352.9 million, compared with $95.0 million and $180.9 million for the comparable periods in 2010.

•
Record net earnings for the three and six months ended June 30, 2011 of $148.1 million ($0.42 per share) and $270.2 million ($0.77 per share), respectively, compared with adjusted net earnings1, 2 of $52.7 million ($0.15 per share) and $96.9 million ($0.28 per share) for the comparable periods in 2010.

•
Record operating cash flows for the three and six months ended June 30, 2011 of $168.3 million ($0.48 per share2) and $295.5 million ($0.84 per share2), respectively, compared with $67.0 million ($0.20 per share2) and $124.6 million ($0.36 per share2) for the comparable periods in 2010.

•
Average cash costs2 for the three and six months ended June 30, 2011 of $4.14 and $4.10 per silver equivalent ounce, respectively, compared with $4.03 per silver equivalent ounce for the comparable periods in 2010.

•	Cash operating margin2 for the three and six months ended June 30, 2011 of $34.21 and $31.25, respectively, representing an increase of 137% and 126% over the comparable periods in 2010.

•
As at June 30, 2011, approximately 3.5 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents an increase over the first quarter of approximately 0.5 million payable silver equivalent ounces, primarily due to continued build-up in

1
Adjusted net earnings represents net earnings for the three and six months ended June 30, 2010 plus $37.4 million and $31.1 million, respectively, representing the removal of the effects of the non-cash, fair value loss on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars.  As more fully described in Note 10 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  As there were no share purchase warrants with an exercise price denominated in Canadian dollars outstanding during 2011, there were no fair value adjustments recorded as a component of net earnings during the three and six month periods ending June 30, 2011.  As a result, adjusted net earnings is equivalent to net earnings for the three and six month periods ending June 30, 2011.

2	Refer to discussion on non-IFRS measures on page 16 of this MD&A.

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concentrate inventories at the Peñasquito mine as it ramps up production levels, as well as at the Yauliyacu mine which continues to experience an irregular concentrate shipment schedule.

•
On April 11, 2011, the Company announced that Randy Smallwood, the President and one of the founders of Silver Wheaton, was appointed Chief Executive Officer, replacing Peter Barnes who resigned effective April 11, 2011. Since 2004, Mr. Smallwood has been instrumental in building Silver Wheaton into the second largest silver company in the world.

•
On May 6, 2011, the Company announced that its Board of Directors declared its second quarterly dividend cash payment for 2011 of $0.03 per common share ($0.12 per common share, annually). The dividend of $0.03 per common share was distributed on June 30, 2011.

•
Barrick Gold Corporation’s world-class gold-silver Pascua-Lama project remains on track to commence production in the first half of 2013. Over 40% of the pre-production capital budget of $4.7 to $5.0 billion has been committed with the engineering design approximately 90% complete. In Chile, earthworks are more than 80% complete, with significant infrastructure development in Argentina also advancing. Preparations are underway to commence pre-strip mining in Q4 2011.  Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver.  The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW).  In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into 14 long-term silver purchase agreements and two long-term precious metal purchase agreements, relating to 19 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended June 30, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.98 and $300, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest silver streaming company in the world. The Company recently revised its 2011 production guidance from 27 to 28 million silver equivalent ounces to 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. This reduction was primarily attributable to a slower than anticipated production ramp-up at Goldcorp Inc.'s ("Goldcorp's") world-class Peñasquito mine located in Mexico. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

At June 30, 2011, the Company had approximately $701 million of cash on hand and $400 million of available credit under its revolving bank debt facility.  This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

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Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Attributable Production to be Purchased		Term of Agreement	Date of Contract
			Silver	Gold
San Dimas	Primero Mining Corp. 1	Mexico	100% 1	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore International AG	Peru	100% 2	-	20 years	23-Mar-06
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine	24-Jul-07
Minto	Capstone Mining Corp.	Canada	100%	100% 3	Life of Mine	1-Dec-08
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years	4-Apr-07
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years 4	8-Sep-09
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years 4	8-Sep-09
Veladero	Barrick Gold Corporation	Argentina	100% 5	-	4 years 4	8-Sep-09
Other
Los Filos	Goldcorp Inc.	Mexico	100%	-	25 years	15-Oct-04
Keno Hill	Alexco Resource Corp.	Canada	25%	-	Life of Mine	2-Oct-08
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine	17-Mar-08
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	50 years	5-Jun-07
Stratoni	European Goldfields Ltd. 6	Greece	100%	-	Life of Mine	23-Apr-07
Campo Morado	Nyrstar NV	Mexico	75%	-	Life of Mine	13-May-08
Aljustrel	I'M SGPS	Portugal	100%	-	50 years	5-Jun-07
Loma de La Plata	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine	n/a 7
Rosemont	Augusta Resource Corporation	USA	100%	100%	Life of Mine	11-Feb-10

1)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

2)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.

3)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
4)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

5)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
6)	95% owned by European Goldfields Ltd.
7)	Terms of the agreement not yet finalized.

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.  On July 13, 2011, Primero announced that they had reached a definitive agreement with Northgate Minerals Corporation ("Northgate") whereby Northgate will acquire 100% of the issued and outstanding common shares of Primero subject to certain terms and conditions as more

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specifically set out in Primero’s announcement.  This proposed transaction, if completed, will have no significant effect on Silver Wheaton's silver purchase agreement.

During the three months ended June 30, 2011, Primero achieved the 3.5 million ounce delivery threshold.  Accordingly, Silver Wheaton will receive 50% of the silver produced from San Dimas above such threshold until August 6, 2011.  During the three months ended June 30, 2011, there was approximately 0.6 million ounces produced from San Dimas in excess of the above noted threshold, of which Silver Wheaton received 50%.  In addition, beginning on March 30, 2011, San Dimas experienced a 31-day mill workers’ strike, resulting in reduced mill throughput levels during the second quarter. The strike was resolved on May 2, 2011. As the San Dimas mill has been running below its nameplate capacity of 2,100 tonnes per day, Primero expects that the ore stock-piled during the stoppage can be processed in addition to regular daily production, and anticipates meetings its annual forecast silver production.

As of June 30, 2011, the Company has received approximately 42 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of $445 million.  As at December 31, 2010, the San Dimas mine had proven and probable reserves of 62.9 million ounces of silver and inferred resources of 178.7 million ounces of silver (as described in the Reserves and Resources section of this MD&A).

Zinkgruvan

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of June 30, 2011, the Zinkgruvan mine has delivered in excess of 11 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of approximately $126 million.  As at June 30, 2010, Zinkgruvan had proven and probable silver reserves of 36.4 million ounces, measured and indicated silver resources of 15.7 million ounces and inferred silver resources of 12.6 million ounces (as described in the Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid 2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru smelter, the largest buyer of the concentrate produced at the mine.  Since that time, alternative smelting arrangements have been made by Glencore for a portion of the stockpiled bulk concentrates at Yauliyacu, leading to an inconsistent delivery schedule and a resulting increase in the cumulative payable silver equivalent ounces produced but not yet delivered to Silver Wheaton. In the second quarter of 2011, Glencore began producing separate, and more marketable, copper and lead concentrates, replacing the bulk concentrate. It is expected that the consistency and quantity of these new concentrates will increase in future quarters, resulting in more consistent silver deliveries to Silver Wheaton. As at June 30, 2011, approximately 1.3 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to the Company. Approximately 900,000 ounces are attributable to the bulk concentrate, while 400,000 ounces are attributable to the new copper and lead concentrates.

As of June 30, 2011, Glencore has delivered in excess of 14 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $166 million.  As at July 31, 2010, Yauliyacu had proven and probable silver reserves of 12.6 million ounces, measured and indicated silver resources of 21.8 million ounces and inferred silver resources of 95.1 million ounces (as described in the Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

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The production ramp-up at Peñasquito has been slower than anticipated (see Goldcorp’s July 27, 2011 press release). While silver grades and recoveries at Peñasquito continue to meet or exceed expectations, processing rates are less than anticipated. This is due to lower than forecast pebble feed from the SAG mills to the high pressure grinding roll (“HPGR”) circuit, and slower-than-expected progress on the raising of the tailings dam embankment resulting in insufficient water for full operation of the milling circuit.

As per their July 27, 2011 disclosure, Goldcorp continues to focus on the routine operation of the HPGR portion of the milling circuit, the final step in bringing the plant’s throughput to its design capacity of 130,000 tonne-per-day. Efforts are underway to add additional water supplies to eliminate current and future shortfalls. As well, adequate power has been installed in the grinding and HPGR circuits, such that the pebble generation issue can be circumvented by providing supplemental feed which by-passes the SAG mills.  Goldcorp has commenced a $30 million project to bring the supplemental ore feed system into operation by year-end such that full production capacity of 130,000 tonne-per-day will be achieved by the end of the first quarter of 2012.

As of June 30, 2011, Goldcorp has delivered nearly 6 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $120 million.  As at December 31, 2010, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 276.3 million ounces, measured and indicated silver resources was 68.1 million ounces and inferred silver resources was 10.3 million ounces (as described in the Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in these financial statements as part of Other mines.

As of June 30, 2011, the Minto mine has delivered approximately 0.4 million ounces of silver and 51,000 ounces of gold to the Company under the agreement, generating cumulative operating cash flows of approximately $51 million.  As at December 31, 2010, Minto had proven and probable reserves of 2.1 million ounces of silver and 250,000 ounces of gold, measured and indicated resources of 2.4 million ounces of silver and 230,000 ounces of gold and inferred resources of 0.5 million ounces of silver and 50,000 ounces of gold (as described in the Reserves and Resources section of this MD&A).

Cozamin

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of June 30, 2011, the Cozamin mine has delivered approximately 3 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $54 million.  As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Reserves and Resources section of this MD&A).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines until the end of 2013.   Silver Wheaton will make total upfront cash payments of $625 million, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

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silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

The Pascua-Lama project remains on track to commence production in the first half of 2013. Over 40% of the pre-production capital budget of $4.7 to $5.0 billion has been committed with the engineering design approximately 90% complete. In Chile, earthworks are more than 80% complete, with significant infrastructure development in Argentina also advancing. Preparations are underway to commence pre-strip mining in Q4 2011.  Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

In November 2010, Argentina passed a federal glacier protection law that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit.   If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation, could include the suspension or relocation of the activity.   As stated by Barrick in its Q2 2011 MD&A, Barrick’s view is that its activities are undertaken pursuant to existing environmental approvals with which it complies.  In November 2010, in response to legal actions brought against the National State by local unions, and San Juan based mining and construction chambers, as well as by certain of Barrick’s subsidiaries, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal legislation, suspending the application of the legislation in the Province and in particular relating to Veladero and Pascua-Lama.  In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the federal legislation.  As a result, the actions have been moved to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

As stated by Barrick in its Q2 2011 MD&A, the National Supreme Court of Justice of Argentina issued a decision determining that this case falls within its jurisdiction.  The National State has filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan.  Barrick answered this remedy on June 29th, 2011.

As of June 30, 2011, Barrick has delivered nearly 5 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $94 million.  As at December 31, 2010, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 167.9 million ounces, measured and indicated silver resources was 41.4 million ounces and inferred silver resources was 3.7 million ounces (as described in the Reserves and Resources section of this MD&A). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 63.9 million ounces of proven and probable silver reserves.

Other

Other silver and gold interests consist of the following:

i.
An agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in these financial statements as part of the silver production and sales relating to San Dimas.

ii.	An agreement with Mercator Minerals Ltd. to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

iii.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.	An agreement with Farallon Mining Ltd., a subsidiary of Nyrstar NV, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

v.
An agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

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vi.	An agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

vii.	An agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

viii.
An agreement with Pan American Silver Corp. (“Pan American”) to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized; and

ix.	An agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.

As of June 30, 2011, the Company has received approximately 9 million ounces of silver under these agreements, generating cumulative operating cash flows of $142 million.

Long-Term Investments

The Company from time to time will invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at June 30, 2011:

	June 30	December 31	January 1
(in thousands)	2011	2010	2010
Common shares held	$189,876	$278,748	$72,502
Warrants held	2,917	5,700	1,245
	$192,793	$284,448	$73,747

Common Shares Held

	June 30, 2011	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	December 31 2010	January 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal	Fair Value	Fair Value
Bear Creek	$52,958	$(85,581)	$(73,737)	$-	$126,695	$38,232
Revett	22,584	(6,466)	(2,252)	-	24,836	5,815
Mines Management	5,341	(1,811)	(5,015)	-	10,356	6,856
Other	108,993	(1,210)	2,727	4,532	116,861	21,599
	$189,876	$(95,068)	$(78,277)	$4,532	$278,748	$72,502

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Warrants Held

	June 30, 2011	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	December 31 2010	January 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal	Fair Value	Fair Value
Revett	$669	$(657)	$(127)	$-	$796	$282
Other	2,248	(2,044)	(2,656)	(16)	4,904	963
	$2,917	$(2,701)	$(2,783)	$(16)	$5,700	$1,245

The Company’s long-term investments in common shares held are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments the Company has chosen to designate these long-term investments in common shares held as financial assets at fair value through other comprehensive income as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value immediately in net earnings.

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets at fair value through net earnings.   Gains and losses related to long-term investments in warrants held are reflected as a component of net earnings under the classification “other expense (income)”.  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

During the three months ended June 30, 2011, the value of the Company’s long-term investments in common shares held declined by $95.1 million.  This decline was primarily driven by the decrease in the value of the Company’s investment in Bear Creek Mining Corporation (“Bear Creek”) which was adversely affected by a Supreme Decree issued by the Peruvian government and signed by President Garcia during Q2 2011 (the “June 2011 Supreme Decree”) reversing the Supreme Decree issued in 2007 which granted Bear Creek title over the mineral concessions covering the Santa Ana Project.  As stated by Bear Creek in its July 13, 2011 press release, Bear Creek has filed an application for a Constitutional injunction in Peru, known as an Amparo, against the Peruvian Government.  The objective of the legal actions are to seek injunctive relief against the cancellation of Bear Creek’s rights to its Santa Ana mineral concessions until a court determines whether the Peruvian Government violated Bear Creek’s constitutional rights when it issued the June 2011 Supreme Decree.  Bear Creek’s position is that it has complied with all legal requirements and Environmental and Social Impact Assessment procedures, including public consultations which exceeded the requirements of the law. Bear Creek maintains that there was no basis for modifying the Presidential Supreme Decree granted to Bear Creek in 2007 which granted Bear Creek titles to the mineral concessions in full accordance with the law.

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Summary of Ounces Produced and Sold

	2011		2010				2009
(in thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced 1
San Dimas 2	1,150	1,606	1,586	1,255	1,110	1,206	1,275	1,232
Zinkgruvan	410	508	428	508	478	387	505	415
Yauliyacu	674	683	651	633	692	737	783	750
Peñasquito	1,282	1,207	1,260	1,109	866	557	441	165
Cozamin	414	325	335	381	286	401	388	366
Barrick 3	741	722	458	682	697	780	756	223
Other 4	1,233	1,088	1,245	1,069	1,240	947	1,068	829
	5,904	6,139	5,963	5,637	5,369	5,015	5,216	3,980
Silver equivalent ounces of gold produced 5
Minto	261	97	205	402	522	645	471	233
Silver equivalent ounces produced	6,165	6,236	6,168	6,039	5,891	5,660	5,687	4,213
Silver ounces sold
San Dimas 2	1,149	1,748	1,438	1,274	1,076	1,206	1,264	1,234
Zinkgruvan	401	321	421	635	313	498	357	433
Yauliyacu	471	120	470	87	517	581	1,027	698
Peñasquito	961	941	1,169	692	656	424	191	190
Cozamin	281	271	411	306	412	281	359	384
Barrick 3	726	680	482	533	727	783	751	187
Other 4	862	741	1,139	750	943	654	725	848
	4,851	4,822	5,530	4,277	4,644	4,427	4,674	3,974
Silver equivalent ounces of gold sold 5
Minto	227	83	127	411	496	571	441	626
Silver equivalent ounces sold	5,078	4,905	5,657	4,688	5,140	4,998	5,115	4,600
Gold / silver ratio 5	40.1	33.0	49.7	57.7	65.4	66.3	62.7	62.9
Cumulative payable silver equivalent ounces produced but not yet delivered 6	3,537	3,018	2,275	2,174	1,403	1,437	1,035	1,026

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
2)
Beginning in the third quarter of 2010, the ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

SILVER WHEATON SECOND QUARTER REPORT [9]

Quarterly Financial Review

	2011		2010				2009 1
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total silver ounces sold (000's)	4,851	4,822	5,530	4,277	4,644	4,427	4,674	3,974
Average realized silver price 2	$38.38	$32.00	$26.41	$19.51	$18.46	$17.27	$17.63	$15.14
Silver sales (000's)	$186,191	$154,304	$146,030	$83,409	$85,759	$76,462	$82,409	$60,194
Total gold ounces sold	5,674	2,524	2,562	7,127	7,584	8,611	7,033	9,953
Average realized gold price 2	$1,509	$1,537	$1,384	$1,323	$1,219	$1,100	$1,158	$962
Gold sales (000's)	$8,561	$3,879	$3,547	$9,425	$9,245	$9,476	$8,142	$9,573
Total silver equivalent ounces sold (000's) 3	5,078	4,905	5,657	4,688	5,140	4,998	5,115	4,600
Average realized silver equivalent price 2	$38.35	$32.24	$26.44	$19.81	$18.48	$17.20	$17.70	$15.16
Total sales (000's)	$194,752	$158,183	$149,577	$92,834	$95,004	$85,938	$90,551	$69,767
Average cash cost, silver 2, 4	$3.98	$3.98	$3.97	$3.98	$3.97	$3.97	$3.97	$3.97
Average cash cost, gold 2, 4	$300	$300	$300	$300	$300	$300	$300	$300
Average cash cost, silver equivalent 2, 3, 4	$4.14	$4.07	$4.02	$4.09	$4.03	$4.04	$4.04	$4.08
Net earnings (000's)
As reported under GAAP 1	-	-	$122,972	$69,234	$53,258	$44,630	$50,811	$33,565
Adjustments under IFRS
(Loss) gain on fair value adjustment of warrants issued	-	-	(56,832)	(45,276)	(37,408)	6,306	(43,305)	(1,509)
Reallocation of realized gain on disposal of long-term investments	-	-	-	-	(151)	-	(55)	(30)
Income tax expense	-	-	(2,242)	(288)	(446)	(377)	-	-
As reported under IFRS	$148,065	$122,176	$63,898	$23,670	$15,253	$50,559	$7,451	$32,026
Earnings per share
Basic
As reported under GAAP 1	-	-	$0.35	$0.20	$0.16	$0.13	$0.15	$0.11
IFRS adjustments	-	-	(0.17)	(0.13)	(0.12)	0.02	(0.13)	(0.01)
As reported under IFRS	$0.42	$0.35	$0.18	$0.07	$0.04	$0.15	$0.02	$0.10
Diluted
As reported under GAAP 1	-	-	$0.35	$0.20	$0.15	$0.13	$0.15	$0.11
IFRS adjustments	-	-	(0.17)	(0.13)	(0.11)	-	(0.13)	(0.01)
As reported under IFRS	$0.42	$0.34	$0.18	$0.07	$0.04	$0.13	$0.02	$0.10
Cash flow from operations (000's)	$168,292	$127,207	$124,687	$70,485	$66,990	$57,600	$70,981	$45,379
Cash flow from operations per share 4
Basic	$0.48	$0.36	$0.36	$0.20	$0.20	$0.17	$0.21	$0.14
Diluted	$0.47	$0.36	$0.36	$0.20	$0.19	$0.17	$0.21	$0.14
Total assets (000's)	$2,807,346	$2,757,065	$2,635,383	$2,363,943	$2,379,790	$2,286,425	$2,237,224	$2,299,770
Total liabilities (000's)	$359,544	$363,131	$373,434	$507,077	$613,115	$554,222	$513,299	$652,591
Total shareholders' equity (000's)	$2,447,802	$2,393,934	$2,261,949	$1,856,866	$1,766,675	$1,732,203	$1,723,925	$1,647,179

1)
2009 comparative figures have been presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), with IFRS adjustments related to (i) the fair value adjustment on warrants issued and (ii) the reallocation of the realized accounting gain on the disposal of long-term investments in common shares held from a component of net earnings to a component of other comprehensive income.

2)	Expressed as United States dollars per ounce.
3)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

4)	Refer to discussion on non-IFRS measures on page 15 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver as well as acquisitions of silver purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON SECOND QUARTER REPORT [10]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto mine and corporate operations.

Three Months Ended June 30, 2011
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas	1,150	1,149	$42,798	$37.25	$4.05	$0.71	$37,333	$38,149
Zinkgruvan	410	401	16,220	40.46	4.08	1.69	13,905	13,303
Yauliyacu	674	471	17,663	37.50	4.02	5.02	13,406	15,770
Peñasquito	1,282	961	39,274	40.89	3.90	2.41	33,215	35,528
Cozamin	414	281	10,284	36.58	4.08	4.62	7,838	10,798
Barrick 4	741	726	27,437	37.78	3.90	3.57	22,009	24,605
Other 5	1,233	862	32,515	37.71	3.94	4.30	25,415	29,105
	5,904	4,851	$186,191	$38.38	$3.98	$2.84	$153,121	$167,258
Gold
Minto	6,510	5,674	8,561	1,509	300	169	5,897	5,941
Silver Equivalent 6	6,165	5,078	$194,752	$38.35	$4.14	$2.90	$159,018	$173,199
Corporate
General and administrative							(6,252)
Other							(4,701)
Total corporate							$(10,953)	$(4,907)
	6,165	5,078	$194,752	$38.35	$4.14	$2.90	$148,065	$168,292

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 15 of this MD&A.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON SECOND QUARTER REPORT [11]

Three Months Ended June 30, 2010
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas	1,110	1,076	$19,999	$18.58	$4.04	$0.79	$14,804	$15,651
Zinkgruvan	478	313	5,727	18.29	4.04	1.72	3,924	4,352
Yauliyacu	692	517	9,688	18.74	3.98	3.47	5,835	7,610
Peñasquito	866	656	12,111	18.46	3.90	2.54	7,885	9,553
Cozamin	286	412	7,588	18.44	4.04	4.62	4,022	5,620
Barrick 4	697	727	13,242	18.20	3.90	3.55	7,825	9,205
Other 5	1,240	943	17,404	18.45	3.92	4.49	9,475	13,663
	5,369	4,644	$85,759	$18.46	$3.97	$2.92	$53,770	$65,654
Gold
Minto	7,975	7,584	9,245	1,219	300	237	5,174	7,633
Silver Equivalent 6	5,891	5,140	$95,004	$18.48	$4.03	$2.99	$58,944	$73,287
Corporate
General and administrative							(6,118)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(37,408)
Other							(165)
Total corporate							$(43,691)	$(6,297)
	5,891	5,140	$95,004	$18.48	$4.03	$2.99	$15,253	$66,990

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 15 of this MD&A.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the three months ended June 30, 2011, net earnings and cash flow from operations were $148.1 million and $168.3 million, respectively, compared with $15.3 million and $67.0 million for the comparable periods in 2010, with the variance being primarily attributable to the following factors:

•	4% increase in the number of silver ounces sold with such increase being primarily attributable to increased production at Peñasquito reflecting the continued ramping up of milling operations; and

•	108% increase in the average realized selling price of silver; and

•	A $32.7 million decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($1.4 million decrease from a cash flow perspective).

SILVER WHEATON SECOND QUARTER REPORT [12]

Six Months Ended June 30, 2011
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas	2,756	2,897	$101,169	$34.92	$4.05	$0.71	$87,384	$88,351
Zinkgruvan	918	722	27,269	37.76	4.08	1.69	23,100	22,909
Yauliyacu	1,357	591	21,186	35.85	4.01	5.02	15,850	18,815
Peñasquito	2,489	1,902	66,294	34.87	3.90	2.41	54,301	58,880
Cozamin	739	552	18,935	34.26	4.06	4.62	14,136	18,573
Barrick 4	1,463	1,406	49,100	34.91	3.90	3.56	38,604	42,056
Other 5	2,321	1,603	56,542	35.27	3.93	4.14	43,601	49,290
	12,043	9,673	$340,495	$35.20	$3.98	$2.59	$276,976	$298,874
Gold
Minto	9,435	8,198	12,440	1,517	300	169	8,595	8,811
Silver Equivalent 6	12,401	9,983	$352,935	$35.35	$4.10	$2.65	$285,571	$307,685
Corporate
General and administrative							(12,754)
Other							(2,576)
Total corporate							$(15,330)	$(12,186)
	12,401	9,983	$352,935	$35.35	$4.10	$2.65	$270,241	$295,499

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 15 of this MD&A.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON SECOND QUARTER REPORT [13]

				Six Months Ended June 30, 2010
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations
Silver
San Dimas	2,316	2,282	$40,850	$17.90	$4.04	$0.79	$29,837	$31,631
Zinkgruvan	865	811	14,284	17.61	4.04	1.72	9,615	10,056
Yauliyacu	1,429	1,098	19,824	18.05	3.98	3.47	11,645	15,460
Peñasquito	1,423	1,080	19,486	18.05	3.90	2.54	12,528	15,275
Cozamin	687	693	12,401	17.91	4.03	4.62	6,413	9,656
Barrick 4	1,477	1,510	26,740	17.71	3.90	3.52	15,530	17,615
Other 5	2,187	1,597	28,636	17.93	3.92	4.28	15,537	22,644
	10,384	9,071	$162,221	$17.88	$3.97	$2.77	$101,105	$122,337
Gold
Minto	17,704	16,194	18,721	1,156	300	235	10,058	13,386
Silver Equivalent 6	11,551	10,138	$180,942	$17.85	$4.03	$2.85	$111,163	$135,723
Corporate
General and administrative							(13,313)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(31,102)
Other							(936)
Total corporate							$(45,351)	$(11,133)
	11,551	10,138	$180,942	$17.85	$4.03	$2.85	$65,812	$124,590

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures on page 15 of this MD&A.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the six months ended June 30, 2011, net earnings and cash flow from operations were $270.2 million and $295.5 million, respectively, compared with $65.8 million and $124.6 million for the comparable periods in 2010, with the variance being attributable to the following factors:

•	7% increase in the number of silver ounces sold, primarily due to:

i.
27% increase in silver deliveries relating to San Dimas reflecting the delivery of 750,000 ounces due from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero; and

ii.	76% increase in silver deliveries from Peñasquito reflecting the continued ramping up of milling operations; partially offset by

iii.	46% decrease in silver deliveries from Yauliyacu reflecting the delay in processing bulk concentrate as a result of the closing of the Doe Run smelter; and

iv.	20% decrease in silver deliveries from Cozamin due to remediation activities in the Avoca areas of the mine which curtailed mining rates; and

•	49% decrease in the number of gold ounces sold due to lower grade stockpiled ore processed after cessation of mining from the Stage 4 Main Pit at the Minto mine;

•	97% increase in the average realized selling price of silver;

•	31% increase in the average realized selling price of gold; and

•	A $30.0 million decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($1.1 million increase from a cash flow perspective).

SILVER WHEATON SECOND QUARTER REPORT [14]

Corporate Costs

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
General and administrative	$4,438	$4,101	$9,685	$8,188
Equity settled stock based compensation (a non-cash item)	1,814	2,017	3,069	5,125
Total general and administrative	$6,252	$6,118	$12,754	$13,313
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	37,408	-	31,102
Foreign exchange gain	(502)	(150)	(506)	(182)
Other expense (income)	2,954	(131)	3,351	295
Deferred income tax expense (recovery)	2,249	446	(269)	823
Total corporate costs	$10,953	$43,691	$15,330	$45,351

For the three months ended June 30, 2011, corporate costs decreased by $32.7 million over the comparable period in the previous year, primarily due to a $37.4 million non-cash, fair value loss recorded during the second quarter of 2010 on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars.  As more fully described in Note 10 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This decrease in costs was partially offset by (i) a $3.1 million increase in “other expense (income)”, primarily attributable to a $2.7 million non-cash, fair value loss recorded during the second quarter of 2011 on the Company’s share purchase warrants held; and (ii) a non-cash deferred income tax expense of $2.2 million recorded during the second quarter of 2011, primarily attributable to income from Canadian operations.

For the six months ended June 30, 2011, corporate costs decreased by $30.0 million over the comparable period in the previous year, primarily due to (i) a $31.1 million non-cash, fair value loss recorded during the six months ended June 30, 2010 on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars and; (ii) a $2.1 million decrease in equity settled stock based compensation (a non-cash item).  These decreases in costs were partially offset by (i) a $1.5 million increase in general and administrative costs primarily due to increased corporate activity; and (ii) a $3.1 million increase in “other expense (income)”, primarily attributable to a $2.7 million non-cash, fair value loss on the Company’s share purchase warrants held recorded during the second quarter of 2011.

The Company incurred interest costs of $4.6 million (six months - $9.2 million) during the second quarter of 2011, of which $4.3 million (six months - $8.6 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the period have been capitalized in relation to the Barrick silver interest.  For the same periods in 2010, the Company incurred interest costs of $6.7 million (six months - $13.2 million), of which $6.3 million (six months - $12.5 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the three months ended June 30, 2010 were capitalized in relation to the Keno Hill and Barrick silver interests (six months – capitalized to the Peñasquito, Keno Hill and Barrick silver interests).

SILVER WHEATON SECOND QUARTER REPORT [15]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flows per share (basic and diluted); (iii) cash operating margin; and (iv) adjusted net earnings and adjusted net earnings per share.

i.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the cost of sales by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iv.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars from net earnings of the Company.  As more fully described in Note 10 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources

As at June 30, 2011, the Company had cash and cash equivalents of $701.4 million (December 31, 2010 - $428.6 million) and working capital of $542.2 million (December 31, 2010 – $264.8 million).  The Company invests surplus cash in short-term, high credit quality, money market instruments.

In addition to cash on hand, the Company has $400 million available under its revolving bank debt facility as at June 30, 2011 as more fully described in Note 8 to the Financial Statements.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Three Months Ended June 30, 2011

During the three months ended June 30, 2011, the Company generated operating cash flows of $168.3 million compared with $67.0 million during the comparable period of 2010, with the increase being primarily attributable to increased selling prices of silver and gold.

During the three months ended June 30, 2011, the Company had net cash outflows from financing activities of $17.1 million, which was primarily comprised of a $10.6 million dividend payment as well as a scheduled principal repayment of $7.1 million relating to the Company’s term loan, partially offset by proceeds in the amount of $0.7 million from share purchase options exercised during the period.  During the three months ended June 30, 2010, the Company had net cash inflows from financing activities of $8.7 million, which was primarily related to proceeds from share purchase options and share purchase warrants exercised during the period, partially offset by a scheduled principal repayment of $7.1 million relating to the Company’s term loan.

SILVER WHEATON SECOND QUARTER REPORT [16]

During the three months ended June 30, 2011, the Company had net cash outflows relating to investing activities of $14.1 million, which was primarily a result of the acquisition, by way of private placement, of 10 million common shares of Wildcat Silver Corporation (“Wildcat”).  During the three months ended June 30, 2010, the Company had net cash outflows of $32.5 million, primarily related to the May 21, 2010 acquisition, by way of private placement, of 1.8 million units of Ventana Gold Corp. 1 for total consideration of Cdn$20.7 million ($19.8 million).  In addition, the Company made further upfront payments to Alexco Resources Corp. of $11.9 million during the three months ended June 30, 2010.

Six Months Ended June 30, 2011

During the six months ended June 30, 2011, the Company generated operating cash flows of $295.5 million compared with $124.6 million during the comparable period of 2010, with the increase being primarily attributable to increased selling prices of silver and gold.

During the six months ended June 30, 2011, the Company had net cash outflows from financing activities of $30.4 million, which was primarily comprised of dividend payments of $21.2 million as well as scheduled principal repayments of $14.3 million relating to the Company’s term loan, partially offset by proceeds in the amount of $5.1 million from share purchase options and share purchase warrants exercised during the period.  During the six months ended June 30, 2010, the Company had net cash inflows from financing activities of $4.9 million, which was primarily related to proceeds from share purchase options and share purchase warrants exercised during the period, partially offset by scheduled principal repayments of $14.3 million relating to the Company’s term loan.

During the six months ended June 30, 2011, the Company had net cash inflows relating to investing activities of $7.3 million, which was primarily related to proceeds received from the sale of 1.8 million common shares of Ventana Gold Corp., partially offset by the acquisition Wildcat shares, as described above.  During the six months ended June 30, 2010, the Company had net cash outflows of $34.4 million, primarily related to (i) the May 21, 2010 acquisition, by way of private placement, of 1.8 million units of Ventana Gold Corp. for total consideration of Cdn$20.7 million ($19.8 million); (ii) the acquisition of 3.6 million common shares of Revett Minerals Inc. for total consideration of Cdn$1.2 million; and (iii) upfront cash payments to Alexco Resources Corp. of $11.9 million.

1	The 1.8 million units of Ventana Gold Corp. were disposed of on March 9, 2011.

SILVER WHEATON SECOND QUARTER REPORT [17]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.04	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.02	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.08	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Veladero	100% 7	-	$3.90	n/a	4 years 6	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.98	n/a	50 years	5-Jun-07
Stratoni	100%	-	$3.98	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.94	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 8
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	Terms of the agreement not yet finalized.

SILVER WHEATON SECOND QUARTER REPORT [18]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2011	2012 - 2014	2015 - 2016	After 2016	Sub-Total		Total
Bank debt 1	$14,280	$78,620	$-	$-	$92,900	$-	$92,900
Silver interest payments
Barrick	137,500	137,500	-	-	275,000	-	275,000
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	32,400	32,400
Operating leases	256	1,578	1,026	132	2,992	-	2,992
Other	456	772	207	-	1,435	-	1,435
Total contractual obligations	$152,492	$218,470	$1,233	$132	$372,327	$262,400	$634,727

1)	Does not include payments of interest related to bank debt.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, resolution of these matters will not have a material effect on the Company’s consolidated financial position or results of operations as at June 30, 2011.

Share Capital

During the three months ended June 30, 2011, the Company received cash proceeds of $0.7 million from the exercise of 62,983 share purchase options at a weighted average exercise price of Cdn$10.25 per option (six months - $5.1 million from the exercise of 439,889 share purchase options at a weighted average exercise price of Cdn$11.19 per option).  For the comparable periods in 2010, the Company received cash proceeds of $15.0 million from the exercise of 1,221,793 share purchase options at a weighted average exercise price of Cdn$12.71 per option (six months - $18.3 million from the exercise of 1,542,643 share purchase options at a weighted average exercise price of Cdn$12.26 per option).

As of August 5, 2011, there were 353,295,638 outstanding common shares, 2,655,911 share purchase options, 157,198 restricted share units and 2,715,131 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON SECOND QUARTER REPORT [19]

Changes in Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company has adopted IFRS for its 2011 fiscal year as required by the Canadian Accounting Standards Board. The Company provided information on its transition to IFRS in its 2010 Annual MD&A.  The assessments and impacts discussed in the Company’s 2010 Annual MD&A remain unchanged. To assist in understanding the impact of the Company’s transition to IFRS on net earnings, a reconciliation of operating results prepared under previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP” or “GAAP”) to operating results prepared under IFRS for the three months ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, respectively, has been presented in the Quarterly Financial Overview of this MD&A.  In addition, the Company has provided a detailed explanation of the impacts of this transition in Note 18 of its unaudited condensed interim consolidated financial statements (“Note 18”).  Note 18 includes reconciliations of the Company’s balance sheet from Canadian GAAP to IFRS as at January 1, 2010, June 30, 2010 and December 31, 2010 in addition to a reconciliation of its net earnings and comprehensive income for the three months ended June 30, 2010, six months ended June 30, 2010 and the year ended December 31, 2010.  Explanations of the individual impacts of adopting IFRS identified in the reconciliations are also provided, as are the Company’s elections under IFRS 1 “First-time Adoption of International Financial Reporting Standards”. For a description of the Company’s significant accounting policies under IFRS, please refer to Note 2 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following standards which are required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 1 - Presentation of Financial Statements (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

SILVER WHEATON SECOND QUARTER REPORT [20]

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2011.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2011.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2011.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting were effective at the reasonable assurance level as of June 30, 2011.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON SECOND QUARTER REPORT [21]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2010, unless otherwise noted:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	180.0	27.0	156.4	175.4	19.6	110.8	355.4	23.4	267.2	70%
Heap Leach	4.7	20.1	3.0	12.3	15.5	6.1	17.0	16.8	9.1	26%
San Dimas(10)	2.1	364.0	24.8	3.8	314.7	38.1	5.9	332.5	62.9	94%
Pascua-Lama (25%)	9.8	58.9	18.6	86.3	53.8	149.2	96.1	54.3	167.9	82%
Lagunas Norte(11)	4.7	4.5	0.7	55.3	3.7	6.6	60.0	3.8	7.3	21%
Pierina(11)	18.8	12.7	7.7	11.6	12.6	4.7	30.4	12.7	12.4	37%
Veladero(11)	5.3	13.3	2.3	86.8	15.0	42.0	92.1	14.9	44.3	6%
Yauliyacu(12)	1.2	98.6	3.8	2.1	128.8	8.8	3.3	118.0	12.6	86%
Neves-Corvo
Copper	21.2	43.0	29.3	2.1	48.0	3.2	23.2	43.4	32.5	35%
Zinc	34.3	63.9	70.5	8.2	56.0	14.8	42.6	62.4	85.3	23%
Rosemont(13)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(13)	302.6	2.7	26.4	76.7	2.9	7.2	379.3	2.8	33.6	49%
Zinkgruvan
Zinc	8.3	105.0	28.1	2.7	63.0	5.4	11.0	94.8	33.4	70%
Copper	2.8	32.0	2.9	0.1	29.0	0.1	2.9	31.9	2.9	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Campo Morado (75%)	0.4	273.7	3.5	1.1	186.6	6.4	1.5	210.0	9.9	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	88%
Minto	7.8	5.4	1.3	5.1	4.9	0.8	12.9	5.2	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
Los Filos(14)	62.7	4.4	8.9	185.9	5.4	32.1	248.6	5.1	41.0	5%

Total Silver			419.7			522.3			942.0
GOLD
Minto	7.8	0.63	0.16	5.1	0.54	0.09	12.9	0.60	0.25	74%
Total Gold			0.16			0.09			0.25

SILVER WHEATON SECOND QUARTER REPORT [22]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	8.1	23.5	6.1	62.1	30.8	61.5	70.2	30.0	67.6
Heap Leach	0.1	11.1	0.02	1.0	15.8	0.5	1.0	15.6	0.5
Pascua-Lama (25%)	4.5	25.5	3.7	48.0	24.4	37.7	52.5	24.5	41.4
Yauliyacu(12)	0.2	150.1	1.0	4.3	152.4	20.9	4.5	152.3	21.8
Neves-Corvo
Copper	16.7	55.9	30.1	1.9	55.7	3.4	18.6	55.9	33.5
Zinc	25.2	53.1	43.0	6.1	45.4	8.8	31.3	51.6	51.8
Rosemont(13)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(13)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	82.8	4.4	2.8	113.0	10.0	4.4	101.7	14.4
Copper	1.4	26.2	1.2	0.2	25.4	0.1	1.6	26.1	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	0.04	58.0	0.1	3.8	164.2	19.9	3.8	163.2	20.0
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.4	3.8	0.6	19.2	2.9	1.8	24.6	3.1	2.4
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)
Underground	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos(14)	13.0	4.0	1.7	125.1	5.4	21.9	138.1	5.3	23.5

Total Silver			112.3			253.0			365.3
GOLD
Minto	5.4	0.47	0.08	19.2	0.24	0.15	24.6	0.29	0.23
Total Gold			0.08			0.15			0.23

SILVER WHEATON SECOND QUARTER REPORT [23]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Peñasquito (25%)
Mill	10.2	30.8	10.1
Heap Leach	0.4	14.5	0.2
San Dimas(10)	16.9	329.8	178.7
Pascua-Lama (25%)	7.3	15.6	3.7
Yauliyacu(12)	16.8	176.6	95.1
Neves-Corvo
Copper	26.3	41.0	34.7
Zinc	26.8	52.8	45.5
Rosemont(13)	163.0	2.1	11.2
Mineral Park(13)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.1	70.0	11.5
Copper	1.0	33.0	1.0
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	1.1	177.8	6.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	6.0	2.8	0.5
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)
Underground	0.03	320.2	0.3
Los Filos(14)	224.4	6.0	43.6

TOTAL SILVER			494.3
GOLD
Minto	6.0	0.25	0.05
TOTAL GOLD			0.05

SILVER WHEATON SECOND QUARTER REPORT [24]

Notes:
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
a.	Peñasquito – Guillermo Pareja, Ph.D., P.Geo. (Manager, Mineral Resources), Peter Nahan, AusIMM (Senior Evaluation Engineer), both employees of Goldcorp Inc.
b.	San Dimas –Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited)
c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton), both employees of the Company (the “Company’s QPs”)
The Company’s QPs are responsible for overall corporate review and all other operations and development projects.
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Cozamin, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2010, other than the following:
a.	Resources and Reserves for Yauliyacu are reported as of July 31, 2010.
b.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2010.
c.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
d.	Resources for Mineral Park are reported as of December 29, 2006.
e.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
f.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of February 29, 2008, Reserves and Resources for the G-9 deposit as of December 31, 2009.
g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
h.	Resources and Reserves for Cozamin are reported as of December 31, 2009.
i.	Resources for Keno Hill are reported as of November 9, 2009 and April 22, 2010 for the Elsa Tailings.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $15.00 per ounce of silver, unless otherwise noted below:
a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $16.00 per ounce.
b.	Yauliyacu - $18.50 per ounce.
c.	Neves-Corvo – 1.6% Cu cut-off for the copper Reserve and 4.3% Zn cut-off for the zinc Reserves above the 550 level and 6% Zn cut-off for zinc Reserves below the 550 level.
d.	Rosemont –$10.00 per ounce.
e.	Mineral Park – $7.50 per ounce.
f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve
g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Reserves.
h.	Campo Morado - 3.0% Zn cut-off for the Abajo, West Extension and South East zones and 5% Zn cut-off for the North zone.
i.	Minto – $3.90 per ounce silver and $300 per ounce gold.
j.	Cozamin – $4.00 per ounce.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $17.00 per ounce of silver, unless otherwise noted below:
a.	Yauliyacu – $18.50 per ounce.
b.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
c.	Rosemont – 0.2% Cu cut-off.
d.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
e.	Mineral Park – $7.50 per ounce.
f.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Resources.
g.	Campo Morado – 3.0% Zn only cut-off grade for the G-9 zones and 5% Zn cut-off for the South

SILVER WHEATON SECOND QUARTER REPORT [25]

West zone and El Largo, El Rey, Naranjo and Reforma deposits.
h.	Loma de La Plata – $12.50 per ounce
i.	Minto – $12.00 per ounce silver and $900 per ounce gold.
j.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
k.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone and $17.00 per ounce for the Elsa Tailings.
10.
The San Dimas purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable tonnage at Lagunas Norte, Pierina and Veladero was estimated by assuming 2010 production levels for the remaining three years.  This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2010 Proven and Probable Mineral Reserves as published by Barrick Gold Corporation (“Barrick”), applying average reserve grades.

12.
The Company’s Yauliyacu purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows.  Depending upon mine production levels, it is possible that these attributable Resources and Reserves may not be completely mined before the agreement expires.

13.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
14.	Los Filos Resources and Reserves now include the Bermejal deposit.
15.
The Company has filed a technical report for each of its mineral projects considered to be material to the Company, being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.

16.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON SECOND QUARTER REPORT [26]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2010 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2011, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON SECOND QUARTER REPORT [27]

Condensed Interim Consolidated Statements of Operations
		Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2011	2010	2011	2010
Sales		$194,752	$95,004	$352,935	$180,942
Cost of sales		$21,000	$20,700	$40,947	$40,868
Depletion		14,734	15,360	26,417	28,911
		$35,734	$36,060	$67,364	$69,779
Earnings from operations		$159,018	$58,944	$285,571	$111,163
Expenses and other income
General and administrative 1	5	$6,252	$6,118	$12,754	$13,313
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	10	-	37,408	-	31,102
Foreign exchange gain		(502)	(150)	(506)	(182)
Other expense (income)		2,954	(131)	3,351	295
		$8,704	$43,245	$15,599	$44,528
Earnings before tax		$150,314	$15,699	$269,972	$66,635
Deferred income tax (expense) recovery	15	(2,249)	(446)	269	(823)
Net earnings		$148,065	$15,253	$270,241	$65,812

Basic earnings per share		$0.42	$0.04	$0.77	$0.19
Diluted earnings per share		$0.42	$0.04	$0.76	$0.19
Weighted average number of shares outstanding
Basic	13	353,267	342,898	353,083	342,618
Diluted	13	355,921	344,681	355,895	344,098
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$1,814	$2,017	$3,069	$5,125

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2011	2010	2011	2010
Net earnings		$148,065	$15,253	$270,241	$65,812
Other comprehensive income
(Loss) gain on long-term investments - common shares held	6	$(95,068)	$94	$(78,277)	$2,734
Deferred income tax recovery	15	8,989	-	6,891	-
Total other comprehensive (loss) income		$(86,079)	$94	$(71,386)	$2,734
Total comprehensive income		$61,986	$15,347	$198,855	$68,546

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON SECOND QUARTER REPORT [28]

Condensed Interim Consolidated Balance Sheets

	Note	June 30	December 31	January 1
(US dollars in thousands - unaudited)		2011	2010	2010
Assets
Current assets
Cash and cash equivalents		$701,350	$428,636	$227,566
Accounts receivable		8,404	7,088	4,881
Other		1,196	727	1,027
Total current assets		$710,950	$436,451	$233,474
Non-current assets
Silver and gold interests	7	$1,895,715	$1,912,877	$1,928,476
Long-term investments	6	192,793	284,448	73,747
Deferred income taxes	15	6,338	-	-
Other		1,550	1,607	1,852
Total non-current assets		$2,096,396	$2,198,932	$2,004,075
Total assets		$2,807,346	$2,635,383	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$4,922	$9,843	$10,302
Current portion of bank debt	8	28,560	28,560	28,560
Current portion of silver interest payments	9	135,225	133,243	130,788
Total current liabilities		$168,707	$171,646	$169,650
Non-current liabilities
Deferred income taxes	15	$-	$822	$-
Liability for Canadian dollar share purchase warrants	10	-	-	51,967
Long-term portion of bank debt	8	64,340	78,620	107,180
Long-term portion of silver interest payments	9	126,497	122,346	236,796
Total non-current liabilities		$190,837	$201,788	$395,943
Total liabilities		$359,544	$373,434	$565,593
Shareholders' Equity
Issued capital and contributed surplus	12	$1,809,978	$1,801,786	$1,497,095
Retained earnings		597,654	344,075	190,865
Long-term investment revaluation reserve (net of tax)		40,170	116,088	(16,004)
Total shareholders' equity		$2,447,802	$2,261,949	$1,671,956
Total liabilities and shareholders' equity		$2,807,346	$2,635,383	$2,237,549
Commitments and contingencies	8, 16

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON SECOND QUARTER REPORT [29]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2011	2010	2011	2010
Operating Activities
Net earnings		$148,065	$15,253	$270,241	$65,812
Items not affecting cash
Depreciation and depletion		14,803	15,426	26,557	29,042
Equity settled stock based compensation		1,814	2,017	3,069	5,125
Deferred income tax expense (recovery)	15	2,249	446	(269)	823
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	10	-	37,408	-	31,102
Loss on fair value adjustment of share purchase warrants held	6	2,701	(397)	2,767	(233)
Other expense (income)		(162)	395	(296)	522
Change in non-cash operating working capital	14	(1,178)	(3,558)	(6,570)	(7,603)
Cash generated by operating activities		$168,292	$66,990	$295,499	$124,590
Financing Activities
Bank debt repaid	8	$(7,140)	$(7,140)	$(14,280)	$(14,280)
Share issue costs		-	-	-	(85)
Share purchase warrants exercised		-	839	61	1,006
Share purchase options exercised		667	15,008	5,062	18,302
Dividends paid		(10,599)	-	(21,194)	-
Cash (applied to) generated by financing activities		$(17,072)	$8,707	$(30,351)	$4,943
Investing Activities
Silver and gold interests		$(401)	$(13,194)	$(3,258)	$(13,711)
Long-term investments		(13,674)	(19,754)	(13,674)	(20,889)
Proceeds on disposal of long-term investments		-	-	24,270	-
Other		(25)	417	(33)	205
Cash (applied to) generated by investing activities		$(14,100)	$(32,531)	$7,305	$(34,395)
Effect of exchange rate changes on cash and cash equivalents		$155	$72	$261	$192
Increase in cash and cash equivalents		$137,275	$43,238	$272,714	$95,330
Cash and cash equivalents, beginning of period		564,075	279,658	428,636	227,566
Cash and cash equivalents, end of period		$701,350	$322,896	$701,350	$322,896
Interest paid		$385	$368	$701	$767
Interest received		$194	$90	$392	$135

At June 30, 2011, the Company’s cash and cash equivalents consisted of $49.4 million in cash (December 31, 2010 - $154.1 million) and $652.0 million in cash equivalents (December 31, 2010 - $274.5 million).  Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON SECOND QUARTER REPORT [30]

Condensed Interim Consolidated Statements of Shareholders’ Equity

	Issued Capital and Contributed Surplus					Long-Term Investment Revaluation Reserve (Net of Tax)		Total

(US dollars in thousands - unaudited)	Common Shares	Share Purchase Warrants	Share Purchase Options	Restricted Share Units	Retained Earnings	Share Price	Foreign Exchange
At January 1, 2010	$1,476,480	$7,414	$12,387	$814	$190,865	$(28,599)	$12,595	$1,671,956
Fair value of SBC 1	-	-	2,811	297	-	-	-	3,108
Options exercised 1	3,679	-	(385)	-	-	-	-	3,294
RSUs released 1	237	-	-	(237)	-	-	-	-
Warrants exercised 1	267	-	-	-	-	-	-	267
DIT recovery 1	377	-	-	-	-	-	-	377
Comprehensive income	-	-	-	-	50,559	397	2,242	53,198
At March 31, 2010	$1,481,040	$7,414	$14,813	$874	$241,424	$(28,202)	$14,837	$1,732,200
Fair value of SBC 1	-	-	1,191	826	-	-	-	2,017
Options exercised 1	19,162	-	(4,154)	-	-	-	-	15,008
RSUs released 1	385	-	-	(385)	-	-	-	-
Warrants exercised 1	1,656	-	-	-	-	-	-	1,656
Realized loss on disposal of LTI's 1	-	-	-	-	(171)	219	(48)	-
DIT recovery 1	446	-	-	-	-	-	-	446
Comprehensive income	-	-	-	-	15,253	3,897	(3,803)	15,347
At June 30, 2010	$1,502,689	$7,414	$11,850	$1,315	$256,506	$(24,086)	$10,986	$1,766,674
Fair value of SBC 1	-	-	1,975	632	-	-	-	2,607
Options exercised 1	18,005	-	(3,972)	-	-	-	-	14,033
RSUs released 1	(5)	-	-	5	-	-	-	-
Warrants exercised 1	259,291	-	-	-	-	-	-	259,291
Warrants expired 1	-	57	-	-	-	-	-	57
DIT recovery 1	2,530	-	-	-	-	-	-	2,530
Comprehensive income	-	-	-	-	87,569	116,408	12,780	216,757
At December 31, 2010	$1,782,510	$7,471	$9,853	$1,952	$344,075	$92,322	$23,766	$2,261,949
Fair value of SBC 1	-	-	827	428	-	-	-	1,255
Options exercised 1	5,651	-	(1,256)	-	-	-	-	4,395
RSUs released 1	932	-	-	(932)	-	-	-	-
Warrants exercised 1	70	(9)	-	-	-	-	-	61
Realized gain on disposal of LTI's 1	-	-	-	-	4,532	(2,695)	(1,837)	-
Comprehensive income	-	-	-	-	122,176	7,840	6,853	136,869
Dividends paid 2	-	-	-	-	(10,595)	-	-	(10,595)
At March 31, 2011	$1,789,163	$7,462	$9,424	$1,448	$460,188	$97,467	$28,782	$2,393,934
Fair value of SBC 1	-	-	1,159	655	-	-	-	1,814
Options exercised 1	740	-	(73)	-	-	-	-	667
RSUs released 1	165	-	-	(165)	-	-	-	-
Comprehensive income	-	-	-	-	148,065	(87,174)	1,095	61,986
Dividends paid 2	-	-	-	-	(10,599)	-	-	(10,599)
At June 30, 2011	$1,790,068	$7,462	$10,510	$1,938	$597,654	$10,293	$29,877	$2,447,802

1)
Definitions as follows: “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “LTI’s” = Long-Term Investments in Common Shares Held; “DIT recovery” = Deferred Income Tax recovery related to share issue costs.

2)	A dividend of $0.03 per common share was paid on March 30, 2011 and June 30, 2011, respectively.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON SECOND QUARTER REPORT [31]

1. Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is incorporated and domiciled in Canada, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into 14 long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the three months ended June 30, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.98 and $300, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

The condensed unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2011 were authorized for issue in accordance with a resolution of the Board of Directors dated on August 5, 2011.

2. Significant Accounting Policies

2.1. Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The unaudited condensed interim consolidated financial statements are presented in US dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.

2.2. Statement of Compliance

IFRS requires entities that adopt IFRS to make an explicit and unreserved statement of compliance with IFRS in their first annual IFRS financial statements.  The Company will make this statement when it issues its financial statements for the year ended December 31, 2011.

As fiscal 2011 represents the first year that the Company is presenting its results and financial position under IFRS, these financial statements were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 18.  These financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 consolidated financial statements.  Those accounting policies are based on the IFRS standards and IFRIC interpretations that the Company expects to be applicable at that time.  These financial statements follow the same accounting policies and methods of application as disclosed in Note 2 to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011 and were consistently applied to all the periods presented unless otherwise stated below.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “GAAP”).  Canadian GAAP differs in some areas from IFRS.  In preparing these unaudited condensed interim consolidated financial statements, management has amended certain accounting, valuation and consideration methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  The comparative figures for 2010 were restated to reflect these adjustments.  Certain information and footnote disclosures which are considered material to the understanding of the Company’s unaudited condensed interim consolidated financial statements and which are normally included in annual financial statements prepared in accordance with IFRS have been included in this interim report.  Reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income are described in Note 18.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

SILVER WHEATON SECOND QUARTER REPORT [32]

2.3. Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following standards which are required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 1 - Presentation of Financial Statements (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

3. Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgements made by management in preparing the consolidated financial statements are described below.

3.1. Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $1.9 billion at June 30, 2011.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2. Depletion

The Company’s silver and gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s silver and gold interests.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used.  Changes to depletion rates are accounted for prospectively.

3.3. Impairment of Assets

The Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance. Management

SILVER WHEATON SECOND QUARTER REPORT [33]

considers each precious metal purchase agreement to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets.

3.4. Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including stock options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).  The calculation of the fair value of stock options and PSUs issued requires the use of estimates as more fully described in Note 11.

3.5. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  In the opinion of management, these matters did not have a material effect on the Company’s consolidated financial position or results of operations as at June 30, 2011.

3.6. Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgement.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period.

4. Fair Values of Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

4.1. Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 8) and equity attributable to common shareholders, comprising of issued capital and contributed surplus, retained earnings and accumulated reserves.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 8).

The Company is in compliance with the debt covenants described in Note 8.

SILVER WHEATON SECOND QUARTER REPORT [34]

4.2. Categories of Financial Assets and Liabilities

Financial assets are reported at fair value, with the exception of trade receivables which are non-interest bearing and are stated at amortized cost, which approximates fair value due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.  Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held.  As these long-term investments are for strategic purposes and are not “held for trading”, the Company has made a one time, irrevocable election to reflect  the fair value adjustments associated with these investments as a component of Other Comprehensive Income (“OCI”).  Financial liabilities are reported at amortized cost using the effective interest method, except for derivative liabilities which are measured at fair value through net earnings.  The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	June 30	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Financial Assets
Fair value through net earnings
Cash and cash equivalents		$701,350	$428,636	$227,566
Long-term investments - warrants held	6	2,917	5,700	1,245
Trade receivables from provisional concentrate sales, net of fair value adjustment		1,588	4,650	3,041
Fair value through other comprehensive income
Long-term investments - common shares held	6	189,876	278,748	72,502
Amortized cost
Accounts receivable - trade		6,816	2,438	1,840
		$902,547	$720,172	$306,194
Financial Liabilities
Fair value through net earnings
Liability for Canadian dollar share purchase warrants issued	10	$-	$-	$51,967
Amortized cost
Accounts payable and accrued liabilities		4,922	9,843	10,302
Bank debt		92,900	107,180	135,740
Silver interest payments due		261,722	255,589	367,584
		$359,544	$372,612	$565,593

4.3. Credit Risk

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders.  The Company invests surplus cash in short-term, high credit quality, money market instruments.  In addition, the Company's insurance providers, lenders and the counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and, overall, the Company’s credit risk has not changed significantly from the prior year.

4.4. Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements,

SILVER WHEATON SECOND QUARTER REPORT [35]

taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  As at June 30, 2011, the Company had cash and cash equivalents of $701.4 million and working capital of $542.2 million.  The Company invests surplus cash in short-term, high credit quality money market instruments.  Of the Company’s $400 million Revolving Loan (Note 8), up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds common shares and warrants of other exploration and mining companies with a combined market value at June 30, 2011 of $192.8 million (December 31, 2010 - $284.4 million).   The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.  These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

The following tables summarize the timing associated with the Company’s remaining contractual payments relating to its non-derivative financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The tables include both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period. The contractual maturity date of these financial liabilities is based on the earliest date on which the Company may be required to pay.

As at June 30, 2011
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Term loan	$14,280	$28,560	$28,560	$21,500	$-	$-	$92,900
Interest on term loan	526	908	603	195	-	-	2,232
Payments due under the Barrick Silver Purchase Agreement	137,500	137,500	-	-	-	-	275,000
Accounts payable and accrued liabilities	4,922	-	-	-	-	-	4,922
Total	$157,228	$166,968	$29,163	$21,695	$-	$-	$375,054

As at December 31, 2010
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Term loan	$28,560	$28,560	$28,560	$21,500	$-	$-	$107,180
Interest on term loan	1,158	817	472	129	-	-	2,576
Payments due under the Barrick Silver Purchase Agreement	137,500	137,500	-	-	-	-	275,000
Accounts payable and accrued liabilities	9,843	-	-	-	-	-	9,843
Total	$177,061	$166,877	$29,032	$21,629	$-	$-	$394,599

SILVER WHEATON SECOND QUARTER REPORT [36]

4.5. Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including operating expenses and the acquisition of strategic long-term investments.  As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.   The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	June 30	December 31	January 1
(US dollars in thousands)	2011	2010	2010
Monetary Assets
Cash and cash equivalents	$3,032	$42,505	$6,015
Accounts receivable	137	183	310
Long-term investments - common shares held	189,876	278,748	72,503
Long-term investments - warrants held	2,917	5,700	1,244
	$195,962	$327,136	$80,072
Monetary Liabilities
Accounts payable	$300	$435	$389
Accrued liabilities	1,868	3,859	2,713
	$2,168	$4,294	$3,102

The following tables detail the Company’s sensitivity to a 10% increase and decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at June 30, 2011
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$392	$(392)
Increase (decrease) in other comprehensive income	18,988	(18,988)
Comprehensive income (loss)	$19,380	$(19,380)

	As at December 31, 2010
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$4,409	$(4,409)
Increase (decrease) in other comprehensive income	27,875	(27,875)
Comprehensive income (loss)	$32,284	$(32,284)

4.6. Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than 95 days.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  The weighted average interest rate paid by the Company during the second quarter of 2011 on its outstanding borrowings was 1.12%.

SILVER WHEATON SECOND QUARTER REPORT [37]

For the three and six months ended June 30, 2011, all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick silver interest, which was under development during the period. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income.  A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the three and six months ended June 30, 2011 by approximately $0.2 million and $0.5 million, respectively.

4.7. Commodity price risk

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold can fluctuate widely, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such, pursuant to the terms of the agreements associated with its silver and gold interests, the Company may not generate positive cash flow or earnings.

4.8. Other Price Risks

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at June 30, 2011.

If equity prices had been 10% higher or lower:

•	Net earnings for the three months ended June 30, 2011 would have increased/decreased by approximately $0.3 million; and

•	Other comprehensive income would have increased/decreased by approximately $19.0 million as a result of changes in the fair value of common shares held.

4.9. Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

SILVER WHEATON SECOND QUARTER REPORT [38]

	June 30, 2011
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$701,350	$701,350	$-	$-
Trade receivable from provisional concentrate sales, net of fair value adjustment	1,588	-	1,588	-
Long-term investments - common shares held	189,876	189,876	-	-
Long-term investments - warrants held	2,917	-	2,917	-
	$895,731	$891,226	$4,505	$-

	December 31, 2010
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$428,636	$428,636	$-	$-
Trade receivable from provisional concentrate sales, net	4,650	-	4,650	-
Long-term investments - common shares held	278,748	278,748	-	-
Long-term investments - warrants held	5,700	-	5,700	-
	$717,734	$707,384	$10,350	$-

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement.  As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of warrants held that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 8) and the silver interest payments due (Note 9) are reported at amortized cost using the effective interest method.

SILVER WHEATON SECOND QUARTER REPORT [39]

5. General and Administrative

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Salaries and benefits	$1,747	$1,506	$4,251	$3,263
Equity settled stock based compensation (a non-cash expense)	1,814	2,017	3,069	5,125
Depreciation	69	66	140	131
Other	2,622	2,529	5,294	4,794
Total general and administrative	$6,252	$6,118	$12,754	$13,313

6. Long-Term Investments

	June 30	December 31	January 1
(in thousands)	2011	2010	2010
Common shares held	$189,876	$278,748	$72,502
Warrants held	2,917	5,700	1,245
	$192,793	$284,448	$73,747

Common Shares Held

	June 30, 2011	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	December 31 2010	January 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal	Fair Value	Fair Value
Bear Creek	$52,958	$(85,581)	$(73,737)	$-	$126,695	$38,232
Revett	22,584	(6,466)	(2,252)	-	24,836	5,815
Mines Management	5,341	(1,811)	(5,015)	-	10,356	6,856
Other	108,993	(1,210)	2,727	4,532	116,861	21,599
	$189,876	$(95,068)	$(78,277)	$4,532	$278,748	$72,502

SILVER WHEATON SECOND QUARTER REPORT [40]

Warrants Held

	June 30, 2011	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	December 31 2010	January 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal	Fair Value	Fair Value
Revett	$669	$(657)	$(127)	$-	$796	$282
Other	2,248	(2,044)	(2,656)	(16)	4,904	963
	$2,917	$(2,701)	$(2,783)	$(16)	$5,700	$1,245

Gains and losses related to long-term investments in common shares held are excluded from net earnings and are included in other comprehensive income.

Gains and losses related to long-term investments in warrants held are reflected as a component of net earnings under the classification “other expense (income)”.  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 4).

During the three months ended June 30, 2011, the value of the Company’s long-term investments in common shares held declined by $95.1 million.  This decline was primarily driven by the decrease in the value of the Company’s investment in Bear Creek Mining Corporation (“Bear Creek”) which was adversely affected by a Supreme Decree issued by the Peruvian government and signed by President Garcia during Q2 2011 reversing the Supreme Decree issued in 2007 which granted Bear Creek title over the mineral concessions covering the Santa Ana Project.

As a result of the above-noted decline in the fair value of its long-term investments in common shares held, the Company has partially reversed its previously recorded deferred income tax liability related to these long-term investments, with the associated $6.9 million deferred income tax recovery being reflected as a component of other comprehensive income during the six months ended June 30, 2011.

SILVER WHEATON SECOND QUARTER REPORT [41]

7. Silver and Gold Interests

June 30, 2011
Cost				Accumulated Depletion			Net Book Value - Jun 30, 2011
(in thousands)	Balance - Jan 1, 2011	Additions	Balance - Jun 30, 2011	Balance - Jan 1, 2011	Depletion	Balance - Jun 30, 2011
Silver interests
San Dimas	$190,331	$-	$190,331	$(18,807)	$(2,066)	$(20,873)	$169,458
Zinkgruvan	77,919	-	77,919	(17,797)	(1,223)	(19,020)	58,899
Yauliyacu	285,292	-	285,292	(48,972)	(2,965)	(51,937)	233,355
Peñasquito	524,626	-	524,626	(9,696)	(4,579)	(14,275)	510,351
Cozamin	41,959	-	41,959	(11,010)	(2,555)	(13,565)	28,394
Barrick 1	607,612	9,152	616,764	(12,305)	(5,010)	(17,315)	599,449
Other 2	294,258	103	294,361	(27,280)	(6,634)	(33,914)	260,447
	$2,021,997	$9,255	$2,031,252	$(145,867)	$(25,032)	$(170,899)	$1,860,353
Gold interests
Minto	$47,774	$-	$47,774	$(11,027)	$(1,385)	$(12,412)	$35,362
	$2,069,771	$9,255	$2,079,026	$(156,894)	$(26,417)	$(183,311)	$1,895,715

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests.

December 31, 2010
Cost					Accumulated Depletion				Net Book Value - Dec 31, 2010
(in thousands)	Balance - Jan 1, 2010	Additions	Disposals	Balance - Dec 31, 2010	Balance - Jan 1, 2010	Depletion	Disposals	Balance - Dec 31, 2010
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(14,900)	$(3,907)	$-	$(18,807)	$171,524
Zinkgruvan	77,919	-	-	77,919	(14,599)	(3,198)	-	(17,797)	60,122
Yauliyacu	285,292	-	-	285,292	(43,227)	(5,745)	-	(48,972)	236,320
Peñasquito	524,365	261	-	524,626	(2,217)	(7,479)	-	(9,696)	514,930
Cozamin	41,959	-	-	41,959	(4,497)	(6,513)	-	(11,010)	30,949
Barrick 1	583,485	24,127	-	607,612	(3,339)	(8,966)	-	(12,305)	595,307
Other 2	284,266	35,470	(25,478)	294,258	(18,717)	(15,686)	7,123	(27,280)	266,978
	$1,987,617	$59,858	$(25,478)	$2,021,997	$(101,496)	$(51,494)	$7,123	$(145,867)	$1,876,130
Gold interests
Minto	$47,283	$491	$-	$47,774	$(4,928)	$(6,099)	$-	$(11,027)	$36,747
	$2,034,900	$60,349	$(25,478)	$2,069,771	$(106,424)	$(57,593)	$7,123	$(156,894)	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests in addition to the previously owned La Negra silver interest.

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

SILVER WHEATON SECOND QUARTER REPORT [42]

	June 30, 2011			December 31, 2010
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$43,650	$125,808	$169,458	$40,539	$130,985	$171,524
Zinkgruvan	38,377	20,522	58,899	39,600	20,522	60,122
Yauliyacu	41,710	191,645	233,355	9,386	226,934	236,320
Peñasquito	416,502	93,849	510,351	398,632	116,298	514,930
Cozamin	28,394	-	28,394	30,949	-	30,949
Barrick 1, 2	28,864	570,585	599,449	34,616	560,691	595,307
Other 3	111,742	148,705	260,447	115,368	151,610	266,978
	$709,239	$1,151,114	$1,860,353	$669,090	$1,207,040	$1,876,130
Gold interests
Minto	$27,057	$8,305	$35,362	$26,673	$10,074	$36,747
	$736,296	$1,159,419	$1,895,715	$695,763	$1,217,114	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Rosemont, Aljustrel and Loma de La Plata silver interests.

8. Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”).  The Term Loan and the Revolving Loan both mature on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest).  Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter.  The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio.  Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 (1.50:1 in order to be eligible to pay dividends), a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter.  Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During the three months ended June 30, 2011, the Company repaid $7.1 million (six months - $14.3 million) of the balance outstanding on the Term Loan.  As at June 30, 2011, the Company had $400 million available under its revolving debt facility.

SILVER WHEATON SECOND QUARTER REPORT [43]

The Company is in compliance with the debt covenants described above.

	June 30, 2011
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	64,340	-	64,340
	$92,900	$-	$92,900

Three months:
Interest capitalized during period	$262	$-	$262
Effective interest rate	1.12%	0.00%	1.12%
Six months:
Interest capitalized during the period	$565	$-	$565
Effective interest rate	1.15%	0.00%	1.15%

	December 31, 2010
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	78,620	-	78,620
	$107,180	$-	$107,180

Interest capitalized during the year	$1,420	$-	$1,420
Effective interest rate	1.16%	0.00%	1.16%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2011	$14,280	$-	$14,280
2012	28,560	-	28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
	$92,900	$-	$92,900

SILVER WHEATON SECOND QUARTER REPORT [44]

9. Silver Interest Payments

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction.  The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.  The silver interest payments due are reported at amortized cost using the effective interest method.  Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned.  To date, $37.7 million of the interest costs have been accreted to the cost of the Barrick silver interest, of which $4.3 million and $8.6 million were capitalized during the three and six months ended June 30, 2011, respectively.

10. Liability For Canadian Dollar Share Purchase Warrants

Share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency (US dollars) are considered derivative instruments.  As such, they are classified as a financial liability and are remeasured at fair value on a quarterly basis with all fair value changes being reflected as a component of net earnings.   This accounting treatment was applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which either expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively, or were exercised prior to such dates.  This non-cash adjustment had no effect on the Company’s cash flow or liquidity.

A continuity schedule of the Company’s Canadian dollar share purchase warrants outstanding since January 1, 2010 is presented below:

		Weighted
	Warrants	Avg Exercise	Exchange
	Outstanding	Price (Cdn$)	Ratio

At January 1, 2010	7,780,900	$10.00	1.00
Exercised	(17,250)	10.00	1.00
At March 31, 2010	7,763,650	$10.00	1.00
Exercised	(87,000)	10.00	1.00
At June 30, 2010	7,676,650	$10.00	1.00
Exercised	(7,633,720)	10.00	1.00
Expired	(42,930)	10.00	1.00
At December 31, 2010, March 31, 2011 & June 30, 2011	-	n/a	n/a

11. Stock Based Compensation

11.1. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. Vesting of options is at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry.

SILVER WHEATON SECOND QUARTER REPORT [45]

The Company expenses the fair value of stock options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30- month historic average share price volatility.  The weighted-average fair value of options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$34.11	Cdn$15.95	Cdn$38.94	Cdn$15.89
Expected dividend yield	0.34%	0.0%	0.30%	0.0%
Expected volatility	45%	50%	48%	55%
Risk-free interest rate	1.77%	1.88%	1.82%	1.84%
Estimated forfeiture rate	0.0%	0.0%	0.0%	0.0%
Expected option life, in years	2.5	2.5	2.5	2.5
Weighted average fair value per option granted	Cdn$9.79	Cdn$5.16	Cdn$11.99	Cdn$5.54

During the three months ended June 30, 2011, the Company issued 183,100 share purchase options with a weighted average exercise price of Cdn$34.11 per option (six months - 518,500 share purchase options with a weighted average exercise price of Cdn$38.94) and a fair value of $1.8 million or Cdn$9.79 per option (six months - $6.3 million or Cdn$11.99 per option).  For the same period in 2010, the Company  issued 100,000 options with a weighted average exercise price of Cdn$15.95 per option (six months - 1,288,700 share purchase options with a weighted average exercise price of Cdn$15.89 per option) with a fair value of $0.5 million or Cdn$5.16 per option (six months - $6.9 million or Cdn$5.54 per option), which was determined using the Black-Scholes option value method.

Equity settled stock based compensation expense during the three months ended June 30, 2011 included $1.2 million (six months - $2.0 million) of amortization of the fair value of the share purchase options issued, compared to $1.2 million (six months - $4.0 million) during the comparable periods in 2010.

At June 30, 2011, there were 2,655,911 share purchase options outstanding with a weighted average exercise price of Cdn$19.11 per option.

SILVER WHEATON SECOND QUARTER REPORT [46]

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2010 to June 30, 2011 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2010	4,137,228	$11.90
Granted	1,188,700	15.89
Exercised	(320,850)	10.53
At March 31, 2010	5,005,078	$12.93
Granted	100,000	15.95
Exercised	(1,221,793)	12.71
Forfeited	(8,333)	9.08
At June 30, 2010	3,874,952	$13.08
Exercised	(1,271,130)	11.34
At December 31, 2010	2,603,822	$13.91
Granted	335,400	41.58
Exercised	(376,906)	11.34
At March 31, 2011	2,562,316	$17.88
Granted	183,100	34.11
Exercised	(62,983)	10.25
Forfeited	(26,522)	25.23
At June 30, 2011	2,655,911	$19.11

As it relates to share purchase options, during the three months ended June 30, 2011, the weighted average share price at the time of exercise was Cdn$36.09 per share (six months – Cdn$41.66 per share), as compared to Cdn$20.43 per share (six months – Cdn$19.62 per share) during the comparable periods in 2010.

The following table summarizes information about the options outstanding and exercisable at June 30, 2011:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$5.41 - $9.87	320,665	2.7 years	320,665
$9.88 - $15.00	386,500	0.7 years	386,500
$15.01 - $16.63	1,440,046	3.1 years	1,025,819
$16.64 - $41.58	508,700	4.8 years	-
	2,655,911	3.0 years	1,732,984

11.2. Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

SILVER WHEATON SECOND QUARTER REPORT [47]

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.

During the three months ended June 30, 2011, the Company issued no restricted share units (six months - 33,500 restricted share units with a fair value of $1.5 million or Cdn$43.74 per restricted share unit).  For the same period in 2010, the Company issued 4,100 restricted share units with a fair value of $80,000 or Cdn$20.10 per restricted share unit (six months - 143,400 restricted share units with a fair value of $2.3 million or Cdn$16.01 per restricted share unit).

Equity settled stock based compensation expense during the three months ended June 30, 2011 included $0.6 million (six months - $1.1 million) of amortization of the fair value of restricted share units issued, compared to $0.8 million (six months - $1.1 million) during the comparable periods in 2010.

At June 30, 2011, there were 157,198 restricted share units outstanding.

11.3. Performance Share Units (“PSUs”)

During the first quarter of 2011, the Company established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted on a quarterly basis to reflect the current market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

During the three months ended June 30, 2011, the Company issued 1,000 PSUs (six months – 62,800 PSUs).  General and administrative expense during the three months ended June 30, 2011 included a $144,000 accrual (six months - $173,000) related to the anticipated fair value of the PSUs issued, compared to $NIL during the comparable periods in 2010.

A continuity schedule of the Company’s outstanding PSUs from January 1, 2011 to June 30, 2011 is presented below:

Number of PSUs Outstanding
At December 31, 2010	-
Granted	61,800
Dividend equivalent participation	44
At March 31, 2011	61,844
Granted	1,000
Forfeited	(21,115)
Dividend equivalent participation	30
At June 30, 2011	41,759

SILVER WHEATON SECOND QUARTER REPORT [48]

12. Issued Capital and Contributed Surplus

	Note	June 30	December 31	January 1
(US dollars and shares in thousands)		2011	2010	2010
Issued Capital
Share capital issued and outstanding: 353,296 (December 31, 2010: 352,785)	12.1	$1,790,068	$1,782,510	$1,476,480
Contributed Surplus
Share purchase options	11.1	$10,510	$9,853	$12,387
Restricted share units	11.2	1,938	1,952	814
Share purchase warrants	12.2	7,462	7,471	7,414
		$19,910	$19,276	$20,615
Total issued capital and contributed surplus		$1,809,978	$1,801,786	$1,497,095

12.1. Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at June 30, 2011, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2010 to June 30, 2011 is presented below:

	Number of Shares	Weighted Average Price (Cdn$)

At January 1, 2010	342,186,624
Share purchase options exercised	320,850	$10.53
Share purchase warrants exercised	17,250	10.00
Restricted share units released	21,988	-
At March 31, 2010	342,546,712
Share purchase options exercised	1,221,793	$12.71
Share purchase warrants exercised	87,000	10.00
Restricted share units released	24,967	-
At June 30, 2010	343,880,472
Share purchase options exercised	1,271,130	$11.34
Share purchase warrants exercised	7,633,780	10.00
At December 31, 2010	352,785,382
Share purchase options exercised	376,906	$11.34
Share purchase warrants exercised	3,074	20.00
Restricted share units released	63,626	-
At March 31, 2011	353,228,988
Share purchase options exercised	62,983	$10.25
Restricted share units released	3,667	-
At June 30, 2011	353,295,638

SILVER WHEATON SECOND QUARTER REPORT [49]

12.2. Share Purchase Warrants

The following table summarizes information about the Company’s US dollar share purchase warrants outstanding at June 30, 2011:

	Share Purchase Warrants Outstanding	Exercise Price	Expiry Date
New Warrants	2,715,131	$20.00	September 5, 2013

Each warrant (TSX: SLW.WT.U) entitles the holder the right to purchase one of the Company’s common shares.

13. Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Basic weighted average number of shares outstanding	353,267	342,898	353,083	342,618
Effect of dilutive securities
Share purchase options	1,301	1,577	1,426	1,318
Share purchase warrants	1,193	-	1,219	-
Restricted share units	160	206	167	162
Diluted weighted average number of shares outstanding	355,921	344,681	355,895	344,098

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$35.69 (six months - Cdn$36.28), compared to Cdn$19.45 (six months – Cdn$17.78) for the comparable period in 2010.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Share purchase options	326	-	326	-
Share purchase warrants	-	2,718	-	2,718
Total	326	2,718	326	2,718

SILVER WHEATON SECOND QUARTER REPORT [50]

14. Supplemental Cash Flow Information

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Change in non-cash working capital
Accounts receivable	$(586)	$(2,547)	$(1,316)	$(3,030)
Accounts payable	(105)	(366)	(225)	(3,637)
Accrued liabilities	(145)	576	(4,560)	9
Other	(342)	(1,221)	(469)	(945)
Total change in non-cash working capital	$(1,178)	$(3,558)	$(6,570)	$(7,603)

15. Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Deferred income tax expense (recovery) relating to the change in temporary differences	$2,249	$446	$(269)	$823

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Deferred income tax recovery relating to share issue costs	$-	$(446)	$-	$(823)

Income tax recognized in other comprehensive income is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Deferred income tax recovery related to the gains on long-term investments - common shares held	$(8,989)	$-	$(6,891)	$-

SILVER WHEATON SECOND QUARTER REPORT [51]

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2011	2010	2011	2010
Earnings from continuing operations before income taxes	$150,314	$15,699	$269,972	$66,635
Canadian federal and provincial income tax rates	26.50%	28.50%	26.50%	28.50%
Income tax expense based on above rates	$39,834	$4,474	$71,543	$18,991
Canadian functional currency election 1	-	-	(3,556)	-
Non-deductible portion of capital losses, net of capital gains	358	(1,004)	369	(589)
Non-deductible stock based compensation and other	549	527	1,271	1,443
Non-taxable gain on derivative liability	-	11,303	-	9,054
Differences in tax rates in foreign jurisdictions	(38,628)	(13,025)	(70,021)	(25,973)
Impact of future income tax rate applied versus current statutory rate	(92)	(207)	(104)	(211)
Change in unrecognized temporary differences	228	(1,622)	229	(1,892)
Deferred income tax expense (recovery)	$2,249	$446	$(269)	$823

1)	The Company has elected to prepare its Canadian tax returns using US dollar functional currency, effective January 1, 2011. The election resulted in a one-time benefit of $3.6 million.

The movement in deferred tax assets and liabilities for the six months ended June 30, 2011 and the year ended December 31, 2010 is shown below:

	Six Months Ended June 30, 2011
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Functional Currency Election	Other			Closing Balance
Deferred tax assets
Non-capital losses	$16,153	$-	$(1,633)	$-	$-	$14,520
Long-term investments	366	-	-	(366)	-	-
Financing fees	4,467	-	(886)		-	3,581
Capital losses	8,775	-	350	(434)	-	8,691
Foreign exchange on investments	792	-	(792)	-	-	-
Other	184	6	115	-	-	305
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,758)	669	(43)	-	-	(10,132)
Foreign exchange on debt	(575)	-	78	-	-	(497)
Long-term investments	(16,230)	-	345	7,691	-	(8,194)
Silver and gold interests	(3,996)	2,881	(821)	-	-	(1,936)
Total	$(822)	$3,556	$(3,287)	$6,891	$-	$6,338

SILVER WHEATON SECOND QUARTER REPORT [52]

	Year Ended December 31, 2010
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Foreign Exchange	Other			Closing Balance
Deferred tax assets
Non-capital losses	$9,805	$512	$3,908	$-	$1,928	$16,153
Long-term investments	-	-	-	366	-	366
Financing fees	4,634	242	(1,833)		1,424	4,467
Capital losses	-	-	8,775	-	-	8,775
Foreign exchange on investments	-	-	792	-	-	792
Other	-	-	184	-	-	184
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,051)	(525)	(182)	-	-	(10,758)
Foreign exchange on debt	-	-	(575)	-	-	(575)
Long-term investments	-	-	(1,442)	(14,788)	-	(16,230)
Silver and gold interests	(4,388)	(229)	621	-	-	(3,996)
Total	$-	$-	$10,248	$(14,422)	$3,352	$(822)

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets not recognized are shown below:

	June 30	December 31	January 1
	2011	2010	2010
Non-capital losses	$-	$-	$2,264
Capital losses	41	-	7,283
Unrealized foreign exchange	188	-	848
Unrealized losses on long-term investments	2,894	-	2,776
Financing fees	-	-	6,640
Other	-	-	355
Total	$3,123	$-	$20,166

The majority of the Company’s income generating activities, including the sale of silver, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of Nil% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 1% and 2.5%.  The Company does not have any plans to repatriate the profits of its foreign subsidiaries to Canada.  Accordingly, no deferred tax liability has been recognized in respect of $256 million of temporary differences relating to investments in these subsidiaries as the Company is in a position to control the timing of the repatriation of undistributed retained earnings and it is probable that such differences will not reverse in the foreseeable future.

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulation could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of the reporting period.

At June 30, 2011, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $58.1 million will expire as follows: 2026 –$1.8 million, 2027 – $15.2 million, 2028 – $31.7 million, 2029 - $9.4 million.  In addition, the Company has available net capital losses of $34.9 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

SILVER WHEATON SECOND QUARTER REPORT [53]

16. Commitments And Contingencies

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.04	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.02	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.08	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Veladero	100% 7	-	$3.90	n/a	4 years 6	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.98	n/a	50 years	5-Jun-07
Stratoni	100%	-	$3.98	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.94	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 8
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	Terms of the agreement not yet finalized.

SILVER WHEATON SECOND QUARTER REPORT [54]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2011	2012 - 2014	2015 - 2016	After 2016	Sub-Total		Total
Bank debt 1	$14,280	$78,620	$-	$-	$92,900	$-	$92,900
Silver interest payments
Barrick	137,500	137,500	-	-	275,000	-	275,000
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	32,400	32,400
Operating leases	256	1,578	1,026	132	2,992	-	2,992
Other	456	772	207	-	1,435	-	1,435
Total contractual obligations	$152,492	$218,470	$1,233	$132	$372,327	$262,400	$634,727

1)	Does not include payments of interest related to bank debt.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, resolution of these matters will not have a material effect on the Company’s consolidated financial position as at June 30, 2011 or results of operations for the three and six month periods ending June 30, 2011.

17. Segmented Information

The Company’s reportable operating segments are summarized in the table below:

Three Months Ended June 30, 2011
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Jun 30, 2011	Dec 31, 2010
Silver
San Dimas	$42,798	$4,649	$816	$37,333	$38,149	$169,458	$171,524
Zinkgruvan	16,220	1,636	679	13,905	13,303	58,899	60,122
Yauliyacu	17,663	1,894	2,363	13,406	15,770	233,355	236,320
Peñasquito	39,274	3,746	2,313	33,215	35,528	510,351	514,930
Cozamin	10,284	1,147	1,299	7,838	10,798	28,394	30,949
Barrick	27,437	2,832	2,596	22,009	24,605	599,449	595,307
Other 1	32,515	3,394	3,706	25,415	29,105	260,447	266,978
	$186,191	$19,298	$13,772	$153,121	$167,258	$1,860,353	$1,876,130
Gold
Minto	8,561	1,702	962	5,897	5,941	35,362	36,747
Corporate				(10,953)	(4,907)	911,631	722,506
Consolidated	$194,752	$21,000	$14,734	$148,065	$168,292	$2,807,346	$2,635,383

1)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests.

SILVER WHEATON SECOND QUARTER REPORT [55]

Three Months Ended June 30, 2010
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Jun 30, 2010	Jan 1, 2010
Silver
San Dimas	$19,999	$4,348	$847	$14,804	$15,651	$173,914	$175,431
Zinkgruvan	5,727	1,265	538	3,924	4,352	61,927	63,320
Yauliyacu	9,688	2,058	1,795	5,835	7,610	238,253	242,065
Peñasquito	12,111	2,558	1,668	7,885	9,553	519,662	522,148
Cozamin	7,588	1,664	1,902	4,022	5,620	34,261	37,462
Barrick	13,242	2,837	2,580	7,825	9,205	587,763	580,146
Other 1	17,404	3,695	4,234	9,475	13,663	293,387	265,549
	$85,759	$18,425	$13,564	$53,770	$65,654	$1,909,167	$1,886,121
Gold
Minto	9,245	2,275	1,796	5,174	7,633	39,041	42,355
Corporate				(43,691)	(6,297)	431,582	309,073
Consolidated	$95,004	$20,700	$15,360	$15,253	$66,990	$2,379,790	$2,237,549

1)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests in addition to the previously owned San Martin and La Negra silver interests.

Six Months Ended June 30, 2011
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Jun 30, 2011	Dec 31, 2010
Silver
San Dimas	$101,169	$11,719	$2,066	$87,384	$88,351	$169,458	$171,524
Zinkgruvan	27,269	2,946	1,223	23,100	22,909	58,899	60,122
Yauliyacu	21,186	2,371	2,965	15,850	18,815	233,355	236,320
Peñasquito	66,294	7,414	4,579	54,301	58,880	510,351	514,930
Cozamin	18,935	2,244	2,555	14,136	18,573	28,394	30,949
Barrick	49,100	5,486	5,010	38,604	42,056	599,449	595,307
Other 1	56,542	6,307	6,634	43,601	49,290	260,447	266,978
	$340,495	$38,487	$25,032	$276,976	$298,874	$1,860,353	$1,876,130
Gold
Minto	12,440	2,460	1,385	8,595	8,811	35,362	36,747
Corporate				(15,330)	(12,186)	911,631	722,506
Consolidated	$352,935	$40,947	$26,417	$270,241	$295,499	$2,807,346	$2,635,383

1)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests.

SILVER WHEATON SECOND QUARTER REPORT [56]

Six Months Ended June 30, 2010
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Jun 30, 2010	Jan 1, 2010
Silver
San Dimas	$40,850	$9,219	$1,794	$29,837	$31,631	$173,914	$175,431
Zinkgruvan	14,284	3,276	1,393	9,615	10,056	61,927	63,320
Yauliyacu	19,824	4,367	3,812	11,645	15,460	238,253	242,065
Peñasquito	19,486	4,211	2,747	12,528	15,275	519,662	522,148
Cozamin	12,401	2,787	3,201	6,413	9,656	34,261	37,462
Barrick	26,740	5,890	5,320	15,530	17,615	587,763	580,146
Other 1	28,636	6,258	6,841	15,537	22,644	293,387	265,549
	$162,221	$36,008	$25,108	$101,105	$122,337	$1,909,167	$1,886,121
Gold
Minto	18,721	4,860	3,803	10,058	13,386	39,041	42,355
Corporate				(45,351)	(11,133)	431,582	309,073
Consolidated	$180,942	$40,868	$28,911	$65,812	$124,590	$2,379,790	$2,237,549

1)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests in addition to the previously owned San Martin and La Negra silver interests.

18. First Time Adoption of IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with GAAP.  The Company transitioned from GAAP to IFRS effective January 1, 2010.  Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2010 as described in the accounting policies in Note 2 of the financial statements for the three months ended March 31, 2011.  This note explains the principal adjustments made by the Company in restating its previous balance sheets as at January 1, 2010, June 30, 2010 and December 31, 2010 which were prepared in accordance with GAAP in addition to its previously published GAAP statements of earnings and comprehensive income for the three and six month periods ending June 30, 2010 in addition to the year ended December 31, 2010.

The Company’s consolidated financial statements for the year ended December 31, 2011 will be the first annual financial statements that the Company will prepare in accordance with IFRS.  The Company will ultimately prepare its opening consolidated IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2011 or prior.  Accordingly, the opening IFRS consolidated balance sheet and the December 31, 2010 comparative balance sheet presented in the consolidated financial statements for the year ended December 31, 2011 may differ from those presented at this time.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRSs effective for December 2010 year ends.

The Company has applied the following exemptions:

•	IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

An explanation of how the transition from GAAP to IFRS has affected the Company’s statement of financial position and statement of comprehensive income (loss) is set out in the following statements.

SILVER WHEATON SECOND QUARTER REPORT [57]

Reconciliation of Financial Position Including Equity as at January 1, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IAS 32 3	IFRS 9 4	IFRS 9 5	IAS 12 6	IFRS
Assets
Current assets
Cash and cash equivalents	$227,566	$-	$-	$-	$-	$-	$-	$227,566
Accounts receivable	4,881	-	-	-	-	-	-	4,881
Other	1,027	-	-	-	-	-	-	1,027
Total current assets	$233,474	$-	$-	$-	$-	$-	$-	$233,474
Non-current assets
Silver and gold interests	$1,928,476	$-	$-	$-	$-	$-	$-	$1,928,476
Long-term investments	73,747	-	-	-	-	-	-	73,747
Other	1,852	-	-	-	-	-	-	1,852
Total non-current assets	$2,004,075	$-	$-	$-	$-	$-	$-	$2,004,075
Total assets	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,302	$-	$-	$-	$-	$-	$-	$10,302
Current portion of bank debt	28,560	-	-	-	-	-	-	28,560
Current portion of silver interest payments	130,788	-	-	-	-	-	-	130,788
Total current liabilities	$169,650	$-	$-	$-	$-	$-	$-	$169,650
Non-current liabilities
Liability for Canadian dollar share purchase warrants	$-	$208,318	$(166,626)	$10,275	$-	$-	$-	$51,967
Long-term portion of bank debt	107,180	-	-	-	-	-	-	107,180
Long-term portion of silver interest payments	236,796	-	-	-	-	-	-	236,796
Total non-current liabilities	$343,976	$208,318	$(166,626)	$10,275	$-	$-	$-	$395,943
Total liabilities	$513,626	$208,318	$(166,626)	$10,275	$-	$-	$-	$565,593
Shareholders' Equity
Issued capital and contributed surplus	$1,333,189	$-	$166,626	$(10,275)	$-	$-	$7,555	$1,497,095
Retained earnings	343,834	(208,318)	-	-	64,149	(1,245)	(7,555)	190,865
Long-term investment revaluation reserve	46,900	-	-	-	(64,149)	1,245	-	(16,004)
Total shareholders' equity	$1,723,923	$(208,318)	$166,626	$(10,275)	$-	$-	$-	$1,671,956
Total liabilities and shareholders' equity	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in Cdn$.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in Cdn$.
3)	IAS 32 – Financial Instruments Presentation - to reclassify share purchase warrants issued with strike price in Cdn$.
4)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
5)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
6)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON SECOND QUARTER REPORT [58]

Reconciliation of Financial Position Including Equity as at June 30, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IAS 32 3	IFRS 9 4	IFRS 9 5	IAS 12 6	IFRS
Assets
Current assets
Cash and cash equivalents	$322,896	$-	$-	$-	$-	$-	$-	$322,896
Accounts receivable	7,912	-	-	-	-	-	-	7,912
Other	1,971	-	-	-	-	-	-	1,971
Total current assets	$332,779	$-	$-	$-	$-	$-	$-	$332,779
Non-current assets
Silver and gold interests	$1,948,208	$-	$-	$-	$-	$-	$-	$1,948,208
Long-term investments	97,133	-	-	-	-	-	-	97,133
Other	1,670	-	-	-	-	-	-	1,670
Total non-current assets	$2,047,011	$-	$-	$-	$-	$-	$-	$2,047,011
Total assets	$2,379,790	$-	$-	$-	$-	$-	$-	$2,379,790

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,348	$-	$-	$-	$-	$-	$-	$6,348
Current portion of bank debt	28,560	-	-	-	-	-	-	28,560
Current portion of silver interest payments	158,326	-	-	-	-	-	-	158,326
Total current liabilities	$193,234	$-	$-	$-	$-	$-	$-	$193,234
Non-current liabilities
Liability for Canadian dollar share purchase warrants	$-	$239,420	$(167,406)	$10,138	$-	$-	$-	$82,152
Long-term portion of bank debt	92,900	-	-	-	-	-	-	92,900
Long-term portion of silver interest payments	244,829	-	-	-	-	-	-	244,829
Total non-current liabilities	$337,729	$239,420	$(167,406)	$10,138	$-	$-	$-	$419,881
Total liabilities	$530,963	$239,420	$(167,406)	$10,138	$-	$-	$-	$613,115
Shareholders' Equity
Issued capital and contributed surplus	$1,357,623	$-	$167,406	$(10,138)	$-	$-	$8,378	$1,523,269
Retained earnings	441,721	(239,420)	-	-	64,149	(1,566)	(8,378)	256,506
Long-term investment revaluation reserve	49,483	-	-	-	(64,149)	1,566	-	(13,100)
Total shareholders' equity	$1,848,827	$(239,420)	$167,406	$(10,138)	$-	$-	$-	$1,766,675
Total liabilities and shareholders' equity	$2,379,790	$-	$-	$-	$-	$-	$-	$2,379,790

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in Cdn$.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in Cdn$.
3)	IAS 32 – Financial Instruments Presentation - to reclassify share purchase warrants issued with strike price in Cdn$.
4)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
5)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
6)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON SECOND QUARTER REPORT [59]

Reconciliation of Financial Position Including Equity as at December 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IFRS 9 3	IFRS 9 4	IAS 12 5	IFRS
Assets
Current assets
Cash and cash equivalents	$428,636	$-	$-	$-	$-	$-	$428,636
Accounts receivable	7,088	-	-	-	-	-	7,088
Other	727	-	-	-	-	-	727
Total current assets	$436,451	$-	$-	$-	$-	$-	$436,451
Non-current assets
Silver and gold interests	$1,912,877	$-	$-	$-	$-	$-	$1,912,877
Long-term investments	284,448	-	-	-	-	-	284,448
Other	1,607	-	-	-	-	-	1,607
Total non-current assets	$2,198,932	$-	$-	$-	$-	$-	$2,198,932
Total assets	$2,635,383	$-	$-	$-	$-	$-	$2,635,383
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,843	$-	$-	$-	$-	$-	$9,843
Current portion of bank debt	28,560	-	-	-	-	-	28,560
Current portion of silver interest payments	133,243	-	-	-	-	-	133,243
Total current liabilities	$171,646	$-	$-	$-	$-	$-	$171,646
Non-current liabilities
Deferred income tax liability	$822	$-	$-	$-	$-	$-	$822
Liability for Canadian dollar share purchase warrants	-	341,528	(341,528)	-	-	-	-
Long-term portion of bank debt	78,620	-	-	-	-	-	78,620
Long-term portion of silver interest payments	122,346	-	-	-	-	-	122,346
Total non-current liabilities	$201,788	$341,528	$(341,528)	$-	$-	$-	$201,788
Total liabilities	$373,434	$341,528	$(341,528)	$-	$-	$-	$373,434
Shareholders' Equity
Issued capital and contributed surplus	$1,449,351	$-	$341,528	$-	$-	$10,907	$1,801,786
Retained earnings	633,927	(341,528)	-	64,149	(1,566)	(10,907)	344,075
Long-term investment revaluation reserve	178,671	-	-	(64,149)	1,566	-	116,088
Total shareholders' equity	$2,261,949	$(341,528)	$341,528	$-	$-	$-	$2,261,949
Total liabilities and shareholders' equity	$2,635,383	$-	$-	$-	$-	$-	$2,635,383

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in Cdn$.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in Cdn$.
3)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
4)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
5)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON SECOND QUARTER REPORT [60]

Reconciliation of Net Income and Comprehensive Income for the Three Months Ended June 30, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$95,004	$-	$-	$-	$95,004

Cost of sales	$20,700	$-	$-	$-	$20,700
Depletion	15,360	-	-	-	15,360
	$36,060	$-	$-	$-	$36,060
Earnings from operations	$58,944	$-	$-	$-	$58,944

Expenses and other income
General and administrative	$6,118	$-	$-	$-	$6,118
Gain on fair value adjustment of warrants issued	-	37,408	-	-	37,408
Foreign exchange (gain) loss	(150)	-	-	-	(150)
Other (income) expense	(281)	-	150	-	(131)
	$5,687	$37,408	$150	$-	$43,245

Earnings before tax	$53,257	$(37,408)	$(150)	$-	$15,699
Deferred income tax expense	-	-	-	(446)	(446)
Net earnings	$53,257	$(37,408)	$(150)	$(446)	$15,253
Other comprehensive income
Gain (loss) on long-term investments - common shares held	(56)	-	150	-	94
Comprehensive income (loss)	$53,201	$(37,408)	$-	$(446)	$15,347

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in Cdn$.
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON SECOND QUARTER REPORT [61]

Reconciliation of Net Income and Comprehensive Income for the Six Months Ended June 30, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$180,942	$-	$-	$-	$180,942

Cost of sales	$40,868	$-	$-	$-	$40,868
Depletion	28,911	-	-	-	28,911
	$69,779	$-	$-	$-	$69,779
Earnings from operations	$111,163	$-	$-	$-	$111,163

Expenses and other income
General and administrative	$13,313	$-	$-	$-	$13,313
Gain on fair value adjustment of warrants issued	-	31,102	-	-	31,102
Foreign exchange (gain) loss	(182)	-	-	-	(182)
Other (income) expense	145	-	150	-	295
	$13,276	$31,102	$150	$-	$44,528

Earnings before tax	$97,887	$(31,102)	$(150)	$-	$66,635
Deferred income tax expense	-	-	-	(823)	(823)
Net earnings	$97,887	$(31,102)	$(150)	$(823)	$65,812
Other comprehensive income
Gain (loss) on long-term investments - common shares held	2,584	-	150	-	2,734
Comprehensive income (loss)	$100,471	$(31,102)	$-	$(823)	$68,546

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in Cdn$.
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON SECOND QUARTER REPORT [62]

Reconciliation of Net Income and Comprehensive Income for the Year Ended December 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$423,353	$-	$-	$-	$423,353
Cost of sales	$82,749	$-	$-	$-	$82,749
Depletion	57,571	-	-	-	57,571
	$140,320	$-	$-	$-	$140,320
Earnings from operations	$283,033	$-	$-	$-	$283,033
Expenses and other income
General and administrative	$24,669	$-	$-	$-	$24,669
Gain on fair value adjustment of warrants issued	-	133,210	-	-	133,210
Foreign exchange (gain) loss	(2,266)	-	-	-	(2,266)
Other (income) expense	(15,863)	-	150	-	(15,713)
	$6,540	$133,210	$150	$-	$139,900
Earnings before tax	$276,493	$(133,210)	$(150)	$-	$143,133
Deferred income tax recovery	13,600	-	-	(3,352)	10,248
Net earnings	$290,093	$(133,210)	$(150)	$(3,352)	$153,381
Other comprehensive income
Gain (loss) on long-term investments - common shares held	146,193	-	150	-	146,343
Deferred income tax expense	(14,422)	-	-	-	(14,422)
Comprehensive income (loss)	$421,864	$(133,210)	$-	$(3,352)	$285,302

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in Cdn$.
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

Notes to the Restatement of Equity and Reported Income from Canadian GAAP to IFRS

18.1 Share Purchase Warrants (IAS 32 – Financial Instruments Presentation)

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements.  Under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability which is then remeasured at fair value on a quarterly basis with the gain or loss being reflected as a component of net earnings.  This accounting treatment is applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively.  This non-cash adjustment will have no effect on the Company’s cash flow or liquidity.

18.2  Equity Investments (IFRS 9 – Financial Instruments)

Under IFRS 9, Financial Instruments (“IFRS 9”), the Company’s long-term investments must be recorded at fair market value, with all fair value changes being reflected in net earnings.  However, as the Company’s long-term investments are strategic in nature and are not held for trading, the Company has made a one time, irrevocable election to present all fair value changes from the long-term investments in OCI.  No amount recognized in OCI is ever reclassified to net earnings at a later date.  Under current Canadian GAAP, fair value changes in the Company’s long-term investments are reflected in OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected in net earnings.  In December 2008, management concluded that the Company’s long-term investments were other-than-temporarily impaired, resulting in a $64 million loss being

SILVER WHEATON SECOND QUARTER REPORT [63]

recorded in net earnings.  This non-cash write down has been reallocated from retained earnings to the long-term investment revaluation reserve.

18.3  Income Taxes (IAS 12 – Income Taxes)

IAS 12, Income Taxes (“IAS 12”), requires that current and deferred taxes be recognized in equity or in other comprehensive income when they relate to transactions or events recognized in equity or other comprehensive income in either the same or a different period.  Under Canadian GAAP, current and deferred income taxes are charged or credited to equity or other comprehensive income only when they relate to items recognized in equity or other comprehensive income in the current period.   The Company has incurred costs related to the issuance of common shares which have been credited directly to shareholders’ equity.  These share issue costs are deductible for Canadian tax purposes on a straight-line basis over 5 years.  Under IAS 12, the deferred tax asset must be charged directly to equity when recognized, whereas under Canadian GAAP the recognition of the deferred tax asset is credited to net earnings unless it is recognized in the same year that the share issue costs were incurred.

SILVER WHEATON SECOND QUARTER REPORT [64]

CORPORATE INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Brad Kopp
Senior Vice President,
Investor Relations

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 643 5500

E: inquiries@cibcmellon.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Senior Vice President,
Investor Relations
T: 1 604 684 9648
TF: 1 800 380 8687
E: info@silverwheaton.com

SILVER WHEATON CORP.
666 Burrard Street, Suite 3150
Vancouver, BC V6C 2X8
Canada

T: 1 604 684 9648
F: 1 604 684 3123
www.silverwheaton.com